INVESTOR PRESENTATION

ELLIOTT®



STREAMLINE 66

Elliott's Perspectives on Value Creation

April 28, 2025

DISCLAIMER

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PHILLIPS 66 (THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

THIS REPORT INCLUDES INFORMATION PROVIDED BY BAKER & O'BRIEN, INC. (BAKER & O'BRIEN) FOR ELLIOTT MANAGEMENT. BAKER & O'BRIEN MAKES NO WARRANTIES EITHER EXPRESSED OR IMPLIED AND ASSUMES NO LIABILITY WITH RESPECT TO THE USE OF ANY INFORMATION OR METHODS DISCLOSED IN THIS REPORT. BAKER AND O'BRIEN EXPRESSLY DISCLAIMS ALL LIABILITY FOR THE USE, DISCLOSURE, REPRODUCTION OR DISTRIBUTION OF THIS INFORMATION BY OR TO ANY THIRD PARTY. *PRISM*™ IS A TRADEMARK OF BAKER & O'BRIEN, INC. ALL RIGHTS RESERVED.

FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS .

ABOUT ELLIOTT

Elliott has approximately $72.7 billion in assets as of December 31, 2024.

Elliott's Approach to Investing

- **Extensive Due Diligence:** Elliott thoroughly researches each opportunity by drawing on internal and external resources

- **Team Approach:** The companies with which we engage can benefit from Elliott's diverse team of specialized experts in shareholder engagement, corporate governance, private equity, capital markets, public relations and government affairs

- **Manual Effort:** We believe Elliott's strength is in catalyzing change – not just the identification, but the creation of value

- **Industry Focus:** We work to develop deep sector knowledge and become a trusted partner to companies, boards and management teams

Since 2010…

200+
Active Engagements

140+
Directors placed on boards

Only 3 Definitive Proxies
Filed in the US prior to our Phillips 66 engagement

Representative Investments

   Honeywell

Source: Bloomberg.

ELLIOTT'S ENERGY EXPERIENCE

Elliott has invested substantial capital in the energy sector globally. Elliott's investment experience spans public and private investments across various energy sectors. Elliott's private energy portfolio includes assets across the Permian, the Marcellus, the Mid-Con and the Gulf of America.

TSR of Elliott's Recent Energy Investments[1]



70

(23)

Avg. 3Y TSR vs. Industry Pre-Elliott   Avg. TSR vs. Industry Since Elliott

Elliott's Recent Experience Helping Energy Companies



- Board refreshment
- Reduced operating costs, improved commercial performance and capture
- Sold Speedway retail operations generating US$17bn in net cash
- Post Elliott's involvement, outperformed peers by ~150%



- Board refreshment
- Increased free funds flow by $2.3bn
- US$7/barrel cash operating cost reduction
- 2023 and 2024 were the safest years in Suncor's history
- Our ongoing engagement with Suncor has realized a 52% total return, outperforming the XEG by 22% since April 2022



- Board refreshment
- Established a capital allocation framework that committed to returning 80% of free cash flow to shareholders
- Since our 2017 engagement, NRG has realized a 767% total return, outperforming the XLU by 656%

Private Equity Holdings

- Investments across the energy value chain alongside of industry-leading operators
- Large upstream portfolio across the Permian, Marcellus, Mid-Continent and Gulf of Mexico

Source: Bloomberg as of 2/10/25.

(1) "TSR of Elliott's Recent Energy Investments" represents the average total shareholder return ("TSR") of Elliott energy & utilities investments in North America since 2017 vs. the relevant S&P 500 industry group index (e.g., S&P 500 Energy or S&P 500 Utilities) in the three years prior to public disclosure of Elliott's investment in the target company and following public disclosure of Elliott's investment in the target company. The target companies represent the following 12 public energy investments: Suncor Energy, Nisource, Duke Energy, DTE Energy, Centerpoint Energy, Evergy, Marathon Petroleum, Sempra, QEP Resources, FirstEnergy, Energen, NRG Energy (shown from our initial engagement in 2017).

PHILLIPS 66 SNAPSHOT

Phillips Petroleum Company was founded in 1917 by Lee Eldas Phillips, focusing on oil and natural gas exploration. It introduced the iconic Phillips 66 brand in 1927 (due to blend of 66% of high-octane gasoline). In 1930, the company expanded into refining, building one of the largest refineries of its time. After merging with Conoco in 2002, it became ConocoPhillips. A decade later, ConocoPhillips spun off its downstream assets into today's independent Phillips 66.

REFINING & RENEWABLE DIESEL: $3.0bn EBITDA

Third-largest independent refining system in the U.S.: 11 refineries - combined throughput of ~2mm bbl/d

MARKETING: $2.0bn EBITDA

~9,000 branded retail locations globally (~7,300 in the U.S.) for placement of refined products

MIDSTREAM: $4.1bn EBITDA

Wellhead-to-market NGL system (~65% of EBITDA) focused on the Permian and DJ basins
Transportation network (~35% of EBITDA) handling crude and refined products

CHEMICALS: $1.5bn EBITDA

50% interest in CPChem Joint Venture with Chevron ~30 manufacturing facilities with ~19 MMTA of capacity

Key Stats	
Market Cap:	$41.9bn
Net Debt:	$20.1bn
Enterprise Value:	$62.0bn
FY26E Adj EBITDA:	$10.1bn
FY26E Adj FCF:	$5.9bn
Employees	13,200
Headquarters	Houston, TX

EBITDA by Business Unit[1]



Chemicals, 14%
Refining, 28%
Midstream, 39%
Marketing & Specialties, 19%

Refining Mix by Product and Region



Other, 15%
Distillate, 39%
Gasoline, 46%
Product Mix
Atlantic Basin, 34%
West Coast, 10%
Mid Con, 33%
Gulf Coast, 23%
Capacity by Region

Midstream Mix and Revenue Type



Crude & Refined Product, 34%
NGL, 46%
Gas, 20%
Product Mix
Commodity-Sensitive, ~20%
Fee-based, ~80%
Revenue Exposure

Source: Bloomberg. Public filings and third-party energy market consultant views.
Note: EBITDA numbers reflect the sum of 2026E Segment Consensus excluding turnaround costs.
(1) Percentages reflect Segment EBITDA excluding Corporate.

ELLIOTT'S DUE DILIGENCE ON PHILLIPS 66

We have conducted extensive due diligence on Phillips 66's strategy, leadership, financial performance, asset portfolio, operations, employee culture and market position.

 **Former Employees**

Engaged with numerous former Phillips 66 employees at all levels to gain an understanding of Company operations and internal culture

 **Operational Consulting Firm**

Retained a leading operational consulting firm to help us analyze Phillips 66's marketing, refining and midstream operations, organization and cost structure

 **Industry Executives**

Collaborated with several accomplished energy executives and operators to refine our analysis, including Greg Goff, fmr. CEO of Andeavor

 **Midstream Consultants**

Worked with a respected midstream-focused consultant to evaluate Phillips 66's asset quality and competitive footprint

 **Accounting Firm**

Hired an industry-leading accounting firm to conduct a thorough analysis of feasibility and tax implications of potential midstream and chemicals separation transactions

 **Investment Bank**

Worked with a top–tier investment bank to inform our views on the competitive landscape and the value proposition of each of Phillips 66's segments

 **Legal Counsel**

Consulted with multiple top-tier law firms to analyze Phillips 66's corporate structure and governance practices

 **Investor Survey**

Commissioned a third party to conduct an investor survey which objectively quantified the sentiment of institutional shareholders on Phillips 66 to its peers

 **Director Nominees**

Interviewed dozens of potential directors. Recruited and engaged four highly qualified director nominees, each with their own unique perspectives on value creation at Phillips 66

ELLIOTT®



STREAMLINE **66**
EXECUTIVE SUMMARY

ELLIOTT'S GOALS AT PHILLIPS 66

01 — **Improve accountability of Phillips 66's management** by adding credible directors with a mandate for change

02 — **Unlock substantial value trapped** by Phillips 66's conglomerate structure

03 — **Refocus the Company on operational excellence** by adding deep industry expertise to the Board

04 — **Instill a culture** of ambition where Phillips 66 aims to be the top performing refining company in the world

Elliott is committed to unlocking the substantial upside at Phillips 66 for the benefit of shareholders

HOW DID WE GET HERE?

Elliott attempted to collaborate with Phillips 66 to consider change and improve performance. Neither happened.

In September 2023, Elliott approached Phillips 66 with a clear message: its assets were significantly undervalued and underperforming. Initially, the Company acknowledged challenges, particularly in refining, reaffirmed its $14 billion mid-cycle EBITDA target and the Executive Chairman announced his retirement. Elliott released a statement stating the Company leadership deserved investor support so long as they demonstrated meaningful progress against their targets over the following year, but if performance did not improve more change would be needed.

To support long-term value creation, Elliott sought to enhance the Board by adding two directors with relevant industry expertise. Yet cooperation quickly stalled. Despite the quality of the candidates proposed, Phillips 66 was slow to act and ultimately rejected several well-qualified individuals. Only after Elliott formally submitted nominations did the Company appoint Bob Pease to the Board in February 2024. In addition, throughout 2024 the Company's operating performance deteriorated and the Company continues to be woefully short of its EBITDA target.

Governance Concerns Grow

Just one month after Mr. Pease's appointment, Phillips 66 promoted Mark Lashier to the dual role of Chairman and CEO—raising significant concerns. Mr. Pease had made clear to Elliott his strong opposition to combining these roles, citing material governance risks at companies in need of a turnaround. Even more troubling, Mr. Lashier's performance over his less-than-two-year tenure had been widely viewed as underwhelming. His elevation to the top leadership role—despite the underperformance—was both puzzling and deeply concerning.

Over the next year, Phillips 66 stalled on our agreement to appoint a second director despite Elliott proposing multiple high-profile candidates, signaling an unwillingness to pursue constructive board refreshment. **This resistance reflected a deeper problem: while Elliott believes urgent and meaningful change is required to unlock value, the Company remains committed to the status quo**.

Escalating the Need for Change

The combination of continued weak financial results, poor governance decisions and no progress from our more than yearlong attempt at constructive engagement compelled Elliott to go public with its concerns in February 2025. **Unfortunately, the Company's actions since then— marked by continued resistance to change and complacency in the face of underperformance—have only strengthened our conviction that a reconstituted Board and fresh perspectives are urgently needed.**

- Phillips 66 refused to make its independent directors available for a meeting with Elliott for more than two months.
- The Company declined to disclose or answer our requests about how many directors it planned to nominate at the 2025 Annual Meeting, requiring us to pursue legal action in Delaware to obtain clarity.
- The Company immediately attempted to discredit respected industry veteran Greg Goff rather than consider his highly relevant perspective
- CEO Mark Lashier has repeatedly told investors that Phillips 66 is already fairly valued as a bizarre defensive maneuver
- Phillips 66 has released ample amounts of misleading data attempting to suggest that performance has been strong and that its goals have been met

Elliott sees a clear need for change, while Phillips 66's Board does not.

PHILLIPS 66 IS UNDERPERFORMING

Phillips 66 returns are clearly lagging its most relevant peers and the Company is deeply undervalued.

Phillips 66 Total Shareholder Return vs. Peers[1]



• vs Core Peers (VLO, MPC) • vs SOTP Weighted Peers • vs Midstream Peers

1-year: (8), (82), (27)
3-year: (32), (75), (22)
5-year: (97), (186), (91)

PHILLIPS 66 HAS CLEAR PEERS AND IS CLEARLY UNDERPERFORMING

Elliott believes Phillips 66 is deeply undervalued. **We see $19bn of trapped value** relative to sum-of-the-parts value of its assets and **another $7bn of value from improved operations** and additional value from the sale of non-core assets



TEV/EBITDA (2026E)

FAILED GOVERNANCE
POOR OPERATING PERFORMANCE
DAMAGED MGMT CREDIBILITY
CONGLOMERATE STRUCTURE

8.1X
6.1X

Phillips 66 — SOTP Multiple[2]

Note: See appendix for valuation details.
(1)   TSR for Phillips 66 is presented through 2/10/25, the date prior to Elliott's release of its original Streamline66 presentation (the "unaffected date"). See subsequent pages for additional detail on peer groups.
(2)   Sum-of-the-Parts multiple presented here represents the weighted average of the PSX comp set weighted by 2026E segment consensus EBITDA estimates. Refining peers reflect VLO (only pure-play refiner of scale); M&S peers reflects SUN; midstream peers include EPD, OKE, TRGP and MPLX; chemicals peers include LYB and DOW. This 8.1x SOTP multiple differs from the 8.0x implied multiple from the SOTP valuation, which further considers the valuation implications of a JET Germany / Austria sale, selling CPChem at a value that reflects its asset quality and growth profile, and corporate overhead.

Executive Summary   Phillips Requires Change   STREAMLINE 66   Addressing Phillips' Claims   Appendix

PHILLIPS 66'S STRUCTURE HAS FAILED SHAREHOLDERS

Since its spinoff from ConocoPhillips, Phillips 66 has underperformed its two main peers by 450%.



Phillips 66 vs. Marathon/Valero Average Cumulative Total Shareholder Return Since Spinoff From ConocoPhillips

FOCUS ON MIDSTREAM GROWS

LACK OF REFINING FOCUS COSTS SHAREHOLDERS AS PSX UTILIZATION UNDERPERFORMED PEERS DURING THE "GOLDEN AGE" OF REFINING SPREADS (WHILE LASHIER WAS COO)

MIDSTREAM GROWTH VIA ACQUISITIONS HAS INVESTORS CONCERNED WITH DILUTIVE STRATEGY

PHILLIPS -450%

WHY IS PHILLIPS 66 FAILING?

Phillips 66 is trapped in a cycle of underperformance originating from its weak corporate governance—which enables the continuance of a value-obscuring conglomerate structure that hinders operational execution. Unwillingness by management and the Board to evaluate alternatives has perpetuated this cycle.

Failed Governance Culture

The Phillips 66 Board has failed to:

- Provide proper oversight of management
- Galvanize leadership to “be the best”
- Embrace shareholder rights and best practices
- Scrutinize capital allocation decisions
- Insist on candor and transparency

Damaged Credibility

- Management insists that (a) investors benefit from its conglomerate structure and (b) the Company has achieved its stated operating goals. **Neither claim is true**
- Commitments to return capital and pay down debt have been followed by dilutive midstream M&A
- Rather than chart a path to a higher share price, **management is now talking down the value of the business to protect themselves**

Dogmatically insisting that the structure is working
Traps value, and distracts management
Missed Target and missed “golden age in refining”
Despite poor performance Board rewards management
-97%
5-Year TSR vs. Core Peers(1)

Broken Conglomerate Structure

- Muddled value proposition for midstream and refining investors leads to **permanently suppressed valuation vs. pure-play peers**
  - **Mutually exclusive capital-allocation expectations:** refining investors seek capital returns and midstream investors seek growth
    - **Incongruent capital structures:** over-levered for a refiner, under-levered for a midstream business

Poor Operating Performance

- **Management distraction has led to poor operating performance**
- **Refining profitability lags peers** Valero and Marathon Petroleum, and operating expenses continue to run high
- Results have yet to validate the supposed turnaround “success” story
- **Meaningfully missed mid-cycle EBITDA targets**

(1) Phillips 66 Total Shareholder Return relative to the average of MPC and VLO from for the 5-years preceding the unaffected date of 2/10/25.

PHILLIPS 66'S GOVERNANCE CULTURE HAS FAILED

What Shareholders Reasonably Expect from a Board

What Shareholders Are Getting from the Current Phillips 66 Board

Provide Proper Oversight of Management	Allowed CEO Mark Lashier to consolidate Chairman role, add new directors with questionable independence from the CEO and receive generous compensation despite stock underperformance and missed targets
Galvanize Leadership to "Be the Best"	Tolerated CEO defending himself by arguing that the Company is already fairly valued, and engaging in self-congratulatory rhetoric despite weak performance
Embrace Shareholder Rights and Best Practices	Rejected practical way of achieving annual director elections for entire board and, for more than two months, declined to allow independent directors to meet with Elliott
Scrutinize Capital Allocation Decisions	Approved $3bn of acquisitions in Midstream business at dilutive levels and in direct opposition to investor preferences for portfolio focus
Insist on Candor and Transparency	Approved misleading communications from management about operations, total shareholder return and capital allocation

PHILLIPS 66'S CONGLOMERATE STRUCTURE IS INEFFECTIVE

Phillips 66's model impairs operational focus and obscures the value of the underlying assets. The differing risk/return profiles of refining and midstream businesses deter active investment managers, contributing to the stock's persistently low valuation.

MIDSTREAM
EBITDA Valuation Range: ~9-12x[1]

Integrated wellhead-to-water NGL business, crude and product transport

- Midstream-focused investors are looking for stable growth and are comfortable with higher leverage for investment spending (growth capex and M&A)
- Phillips 66 midstream is constrained by the Company's cost of capital, depressed valuation and inability to add leverage
- We also believe Phillips 66's midstream business suffers from operational disadvantages due to an unfocused management team



CHEMICALS
Valuation Range: ~6-7x[1]

REFINING
EBITDA Valuation Range: ~6-7x[1]

Scaled refining system paired with an extensive marketing footprint

- Refining investors are attracted to low-cost operators, disciplined capital allocators and companies with limited leverage
- High-quality assets that have been under-earning due to a distracted management team
- Yet Phillips 66 today is the highest-cost scale operator, acquires businesses at dilutive multiples and has elevated leverage compared to core refining peers

- CPChem joint venture with Chevron has its own management team and Board of Directors. Accounts for approximately 15% of Phillips 66's EBITDA, but is not operated by the Company
- The Company should explore the potential of divesting its CPChem stake at the right value, and using the proceeds to paydown debt and repurchase Phillips 66 stock at undervalued and under-earning levels

In a meeting with Elliott, Phillips management openly acknowledged that Phillips 66's value proposition fails to resonate with either refining or midstream investors—the very core audiences for this business. Instead, they pointed to generalist investors as their target shareholder. This admission reflects a fundamental misreading of market dynamics and underscores just how out of touch this Management team is with the investment community.

Note: See appendix for valuation details.
(1) Based on 2026E multiples.

DESPITE STRONG ASSET QUALITY, PHILLIPS 66 OPERATIONAL EXECUTION HAS UNDERWHELMED

LACK OF REFINING EXPERTISE HAS DELIVERED INEFFICIENT REFINING OPERATIONS:

✖ Opex/bbl, largely in Phillips 66's control, is the highest among their core refining peers

✖ Minimal opex improvement from 2022 peak due to decline in natural gas pricing, with the gap vs. peers widening and recent quarters seeing costs surge once again

✖ Advantaged Mid-Continent position should support higher gross margins than peers, but weak commercial function results in lower observed gross margins

FAILED TO CAPITALIZE ON GROWTH OPPORTUNITIES IN THE MIDSTREAM SEGMENT:

✖ Missed the growth of Permian shale G&P despite having a significant first mover advantage

✖ Slower organic growth than the market in G&P has led to an inefficient reliance on high priced M&A



ILLUSTRATIVE EXAMPLES OF POOR OPERATIONAL PERFORMANCE

Operating Expense per Barrel (excl. TAR) ($/bbl)
PSX — MPC — VLO

'16 – '24 Gathering and Processing Volume Growth

COMPLETE FAILURE TO GROW

	PSX	EPD	OKE	ET	TRGP
Growth	(2%)	38%	78%	88%	228%
Market Cap	$42bn	$66bn	$53bn	$59bn	$38bn

Source: Public filings and third-party energy market consultant views.
Note: Refining Operating Expenses per barrel based on appendix definitions. Utilizes most recent re-casting. MPC Q1 '25 opex/bbl reflect consensus estimates per Bloomberg (4/23/25).

| Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix |

DAMAGED MANAGEMENT CREDIBILITY



- ↘ **Failure to achieve 2019 AdvantEdge66** cost-out targets

- ↘ **Failure to achieve 2022 targets**
  - Increased targets in 2023, later claimed victory despite missing these goals

- ↘ **Took credit for reduced refining opex per barrel** despite most of the benefit coming from declining gas prices
  - Chose all-time high baseline for opex cuts, setting an easily achieved goal

- ↘ Committed to portfolio simplification and shareholder returns, but **reinvested proceeds from asset sales into dilutive midstream acquisitions**

- ↘ **Touted the "benefits of integration" yet are unable to provide any tangible evidence** of supposed benefit, which does not show up in the Company's financial performance

- ↘ Regularly put forward **misleading statements which disingenuously claim that performance has been excellent** and goals have been achieved



"In a somewhat surprising tactic, PSX management talked down the potential SOTP upside

(i.e.. [stating that the Company is] fairly valued), with ~1.0x multiple market premium vs. peers reflective of some of that value capture…

[PSX considers the] potential uplift would be further reduced by meaningful compression on the "remainco", with the stand-alone Refining business closer to a 5.0x EBITDA business…"

— Piper Sandler, March 2025

Note: Emphasis added for all quotes globally throughout the presentation.

STRONGER NOMINEES FOR PHILLIPS 66'S BOARD

Elliott has assembled a **purpose-built slate of independent directors** who collectively bring expertise and perspectives urgently needed to address the issues Phillips 66 faces today.

 **IMPROVE REFINING OPERATIONS**



BRIAN COFFMAN

Former CEO of Motiva Enterprises and former SVP of Refining at Andeavor

- ✓ Proven Refining Operator
- ✓ Experience Managing some of Phillips 66's Assets
- ✓ Sleeves-Up Leader

STREAMLINE PORTFOLIO



SIGMUND CORNELIUS

Former SVP and CFO of ConocoPhillips

- ✓ Experienced Energy Operator and CFO with Transaction Experience
- ✓ Extensive Board Experience
- ✓ Experience Managing some of Phillips 66's Assets

 **UNLOCK MIDSTREAM VALUE**



MICHAEL HEIM

Co-founder and former President and COO of Targa Resources

- ✓ Built Multi-Billion Dollar Midstream Enterprise
- ✓ Robust Midstream Operating Experience

 **RESTORE INVESTOR CREDIBILITY**



STACY NIEUWOUDT

Former Energy and Industrials Analyst at Citadel

- ✓ Understands the Capital Allocation Expectations of Energy Investors
- ✓ Experience in Driving Value Creation from the Board Level



✓ Enhance Oversight

- Add four new independent directors

- Review management with a focus on refining operations

- Implement annual director elections for entire board

✓ Streamline Portfolio

- Form a special committee to review portfolio options, including a spin or sale of Midstream and separating other non-core assets

- Immediate course of action should consider current challenging market conditions

✓ Operating Review

- Commit to ambitious refining targets reflecting best-in-class performance

- Target refining EBITDA per barrel in line with VLO / MPC on a like-for-like accounting basis

If Phillips 66 is able to execute the "Marathon Path"[1] the stock price could increase to $350+

$183
per share

UPSIDE +75%

+$27 — Divest Non-Core Assets Boost Capital Returns

+$18 — Improved Operating Performance in Refining

+$36 — Unlock Midstream Value (sale or spin)

$103 per share

Source: Bloomberg as of 4/23/25.
Note: Estimated potential upside based on indicative valuation calculations presented in the appendix.
(1) Required assumptions for "Marathon Path" scenario can be found in appendix.

INVESTORS ARE VOTING WITH THEIR FEET

Indexed PSX Stock Price Performance vs VLO & MPC Average Rebased to 0% since the Unaffected Date



Following release of Elliott's Streamline66 plan, the stock outperformed peers by 11%

3/5 – 3/11: Phillips issues letter defending their structure and attends conferences to double down on midstream growth strategy[1]

"…[We] believe that our **integrated business model** generates the highest long-term value…**So we're committed to that**"

Mark Lashier, March 6, 2025

"**We can be bigger** than that and we can be better than that"[2]

Mark Lashier (on Bloomberg News)
April 8, 2025

(1) Phillips 66 issues a public letter on 3/5/25 and presents at the Wolfe and Thrive conferences to talk about the Company's strategy on 3/6/25.
(2) "We reject the notion that the only way to be a successful refiner is to focus solely on refining. We can be bigger than that and we can be better than that." (Mark Lashier, Bloomberg News, 4/ /25).

 # MARATHON PETROLEUM CASE STUDY

Marathon dramatically outperformed its US refining peers after reviewing its structure and operating performance

In the mid-2010s, MPC doubled down on a conglomerate model by retaining its retail operation and then acquiring Andeavor in 2018

Total shareholder returns lagged peers from 2017 to 2019 on inconsistent execution following the Andeavor transaction, leading to an all-time-wide discount vs peers

MPC Board and management acted decisively to create a more focused, effective organization that has dramatically outperformed peers since mid-2019

Added new director in consultation with Elliott to strengthen governance

↗ Transitioned to new executive leadership

↗ Reduced operating costs by >US$1bn across business operations, while also improving commercial performance and margin capture

↗ Sold Speedway retail operations generating US$17bn in net cash proceeds and supporting a best-in-class capital return program and investment grade balance sheet

> "**Under CEO Mike Hennigan, MPC has shown the most visible improvement among their peers** over the past 3 years in both reliability, unit cost and profitability…"
>
> **Scotiabank, June 30, 2023**



MPC TSR vs Peers pre-Elliott involvement (Sep 1, 2017 – Sep 24, 2019)	MPC TSR vs Peers Since Elliott involvement (Sep 24, 2019 – Feb 10,2025)	MPC TSR vs Peers Since Leadership Change (Mar 17, 2020 – Feb 10, 2025)
-21%	149%	495%

Note: Data per Bloomberg.

> "Marathon has been **our top refining pick** since initiating on the group in June 2022. Shares have led peers, **driven by cost/ commercial improvements and peer (and energy sector) leading capital returns, funded by strong refining margins and Speedway divestiture proceeds**."
>
> **BMO, November 30, 2023**

LIKE MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING ENERGY COMPANY



MARATHON PETROLEUM CASE STUDY

	MARATHON	**STREAMLINE 66**
Improve Operating Performance in line with VLO	Closed a ~$2/bbl EBITDA gap over Mike Hennigan's first two years on the job	~$3.75/bbl EBITDA gap to Valero in 2024
Divest Assets	Speedway ~$17bn % of Mkt Cap[1] ~45%	<u>Sale of Midstream, CPChem, JET</u> Net Proceeds[3] ~$43bn % of Mkt Cap[4] 103%
Use Proceeds from Asset Sales and Operating Cash Flow to Repurchase Shares	MPC has retired ~50% of its shares outstanding since 2021	We estimate Phillips could retire ~80% of its shares outstanding[4]
ELLIOTT-PRESENTED UPSIDES		
Stock Price Upside	60%	75%
ACTUAL RESULTS		
TSR vs. Peers Since Elliott	149%	**?**

Note: See appendix for valuation details.
(1) Speedway % of market cap as of closing date of MPC sale of Speedway to 7-Eleven on 5/14/21.
(2) MPC cumulative TSR vs. VLO and PSX since Elliott's public presentation on /25/1 .
(3) Includes Midstream, CPChem, JET. Calculation details presented in the appendix.
(4) Assumes that net proceeds of $43bn are used to repurchase shares at an average 25% premium to the current trading price.
(5) Elliott's upside for MPC from its 201 Public Presentation.

Executive Summary   Phillips Requires Change   STREAMLINE 66   Addressing Phillips' Claims   Appendix



STREAMLINE **66**

PHILLIPS 66 REQUIRES CHANGE



PHILLIPS 66 IS A CLEAR UNDERPERFORMER

	Phillips 66 Total Shareholder Return vs. Peers[1]							Since Lashier	
	1-Year	2-Year	3-Year	4-Year	5-Year	7-Year	10-Year	CEO[3]	COO[4]
Core Peers: *Large-cap refining peers*									
vs. Valero Energy	(11)	20	(12)	(54)	(34)	(33)	(133)	25	(45)
vs. Marathon Petroleum	(5)	(3)	(52)	(155)	(160)	(127)	(177)	(32)	(141)
vs. Core Peers	**(8)**	**8**	**(32)**	**(105)**	**(97)**	**(80)**	**(155)**	**(4)**	**(93)**
Midstream Peers: *Large-cap midstream peers with exposure to NGLs, crude and refined products*									
vs. MPLX LP	(66)	(61)	(57)	(135)	(231)	(129)	76	(68)	(127)
vs. Targa Resources	(154)	(157)	(199)	(528)	(475)	(421)	(125)	(201)	(525)
vs. Enterprise Products Partners	(48)	(21)	(16)	(19)	(23)	(38)	44	(1)	(26)
vs. ONEOK	(62)	(34)	(29)	(88)	(16)	(110)	(167)	(41)	(69)
vs. Midstream Peers	**(82)**	**(68)**	**(75)**	**(192)**	**(186)**	**(174)**	**(43)**	**(78)**	**(187)**
Chemicals Peers: *Large-cap ethylene and olefin peers*									
vs. Dow Chemical	12	52	81	107	65	--	--	80	103
vs. LyondellBasell	4	39	64	87	44	71	93	66	84
vs. Chemicals Peers	**8**	**46**	**72**	**97**	**54**	**71**	**93**	**73**	**64**
Core Comparison Summary									
vs. Core Peers	**(8)**	**8**	**(32)**	**(105)**	**(97)**	**(80)**	**(155)**	**(4)**	**(93)**
vs. SOTP Weighted Peers[2]	**(27)**	**(8)**	**(22)**	**(80)**	**(91)**	**(74)**	**(78)**	**(15)**	**(73)**

With these results, Phillips 66's Board should be actively looking to change from the status quo.

Source: Bloomberg as of the unaffected date of 2/10/25.
(1)   Segment totals reflect average values.
(2)   Based on the historical SOTP valuation weightings presented in the appendix. Those values are calculated based on historical forward EBITDA estimates and peer-avg EBITDA multiples.
(3)   References the time-period from day before Lashier started as CEO (6/30/22) until the unaffected date of 2/10/25.
(4)   References the time-period from the day before Lashier started as COO (3/31/21) until the unaffected date of 2/10/25.

COMPARISON OF COMP SETS

Valero and Marathon are the primary and, for many investors, the only comparable companies to Phillips 66.

Elliott's Peer Group

Segment	Company	Rationale
Refining	Valero Energy	Large-cap refining peers.
Refining	Marathon Petroleum	
Midstream	MPLX	Large-cap midstream peers with exposure to NGLs, crude and refined products.
Midstream	Targa Resources	
Midstream	E.P. Partners	
Midstream	ONEOK	
Chemicals	Dow Inc.	Large-cap ethylene and olefin peers.
Chemicals	LyondellBasell	

Phillips 66 Performance Peer Group

Segment	Company	Rationale for Exclusion from Elliott Comp Set
Refining	Valero Energy	
Refining	Marathon Petroleum	
Refining	**CVR Energy**	*Small-cap regional refiners with substantially smaller scale and lower-quality assets. Small-cap refiners are highly volatile and are largely invested in by hedge funds looking for leverage to a refining crack, rather than fundamental business investing.*
Refining	**Delek**	
Refining	**HF Sinclair**	
Refining	**PBF Energy**	
Midstream	ONEOK Inc	
Midstream	Targa Resources	
Midstream	**Williams**	*Williams is a natural gas pipeline company without substantial NGL exposure.*
Chemicals	Dow Inc.	
Chemicals	LyondellBasell	
Chemicals	**Westlake**	*WLK is primarily an integrated chlor-alkali and vinyls business including the manufacture of downstream building products and has different fundamental drivers than CPChem.*

THE CORRECT WAY TO EVALUATE PHILLIPS' TSR

Phillips 66 has dramatically underperformed its peers and has harmed its investors by choosing to allocate their dollars to the Company.



VS. AVERAGE OF CORE PEERS, MARATHON AND VALERO

1-year	3-year	5-year
(8)	(32)	(97)

Compares Phillips 66 vs. the other "Big Three" refiners, the peer set which investors <u>actually</u> benchmark Phillips 66 against for earnings, profitability and trading correlation given the similar scale and asset base



VS. SOTP WEIGHTED PEERS

1-year	3-year	5-year
(27)	(22)	(91)

Compares Phillips 66 vs. a build up of its most similar segment peers. Properly weights the Phillip's performance by the intrinsic value of its assets during the relevant TSR period in order to base success on actual performance, not expectations

Despite these clear results, Phillips 66 attempts to demonstrate outperformance.

Source: Bloomberg as of the unaffected date of 2/10/25.

PHILLIPS TSR CLAIMS OUTPERFORMANCE

PHILLIPS 66'S TSR DISTORTION:

1. Uses a misleading start point for TSR <u>which is flattered by >50% of relative TSR underperformance driven by poor operations while Lashier's was COO</u>

2. <u>Includes low-quality, poor-performing and inappropriate small-cap refining peers</u>

3. Intellectually dishonest methodology:

   – By using a median while also using a peer set with inappropriate peers, the Company <u>effectively excludes the outperformance of the most appropriate comps, Valero and Marathon</u>

   – Rebalances segment weightings based on forward segment EBITDA, allowing the Company to <u>deemphasize their main refining business in their TSR calculation</u>

"If you look at our TSR performance since July of 2022, when I moved into the CEO position, TSR has been something like 66%, 65%, again, higher than the basket of our refining peers, higher than the S&P Energy Index as well. And so all of those metrics are <u>firm</u> and <u>indisputable</u>."

Phillips 66 CEO Mark Lashier, March 18, 2025

Further detail shown in Slides 94 - 100

CLAIMING TSR OUTPERFORMANCE

In order to manufacture outperformance, the Company needs to assume both 1) an incorrect peer group and 2) a misleading timeframe

This leads to a TSR conclusion which conflicts with its own SEC reported values

COMPANY PROXY MATERIALS



PHILLIPS 2024 10-K



CONGLOMERATE STRUCTURE: WORST OF BOTH WORLDS

The business does not benefit from refining upside to the same degree as pure-play peer Valero, but still has the same downside volatility.



Share Price Underperformance During Refining Margin Upcycle[1]

- Refiner Margin Proxy
- VLO
- PSX

"As a leading integrated downstream energy provider with differentiated but complementary assets in highly attractive markets, **we deliver consistent and compelling value for shareholders throughout economic and commodity cycles**."

Phillips 66 Management, Phillips66Delivers.com



Just as Much Downside During Refining Margin Downcycle[2]

- Refiner Margin Proxy
- VLO
- PSX

"[We're] **having less volatility than refining peers** when refining margins flex to the downside, so **we get the best of both worlds**."

Phillips 66 CEO Mark Lashier, March 6, 2025

Note: Refiner Margin Proxy reflects the 12-month forward curve 321 Refining Crack Spread. The 321 Refining Crack Spread assumes that a refiner takes 3 barrels of WTI crude to make 2 barrels of New York Harbor (NYH) gasoline (RBOB) and 1 NYH Ultra-low Sulfur Diesel (ULSD).
(1) Represents indexed share price performance from 1/1/22 – 6/1/22 when the 12M strip on the 321-Crack spread surged from ~$19 / bbl to ~$56 / bbl.
(2) Represents indexed share price performance from the local peak in crack spreads on 2/13/24 to 4/23/2025 when crack spreads fell from ~$30 / bbl to ~$17 / bbl.

CONGLOMERATE STRUCTURE: PHILLIPS 66 TRADES LIKE A REFINER

Since our engagement in late 2023, it has become clear that Phillips 66's midstream assets will not receive credit for their full value in the Company's current conglomerate structure.

Indexed Share Price Performance vs. Refining and Midstream Peers since Elliott Letter[1]

Legend:
- Midstream Peers
- Refining Peers
- PSX

Despite ~40% of EBITDA coming from attractive midstream assets, Phillips 66 continues to trade like a refiner, missing the value uplift in the midstream space over the last year



Shareholder Nominee: Sigmund Cornelius

"[At ConocoPhillips] we were always telling the Street that being an integrated company had significant value. I was an advocate late in my career that we should look seriously at splitting the company. The market was telling us that the company valuation was such that these are really two different companies. You end up with a sub-allocation of capital. I think history has shown that it was the right decision."

Source: Bloomberg as of the unaffected date.
(1)   Refining peers reflect VLO and MPC. Midstream peers reflect EPD, MPLX, OKE, and TRGP. Performance shown since 11/28/23, the date before the publication of Elliott's 2023 letter.

CONGLOMERATE STRUCTURE: REFINING AND MIDSTREAM DO NOT FIT TOGETHER

Refining and midstream have contrasting risk/return propositions, with weak capital returns vs. refiners and poor growth vs. midstream.

	REFINING	MIDSTREAM	PHILLIPS TODAY
Industry Appeal	Exposure to **refining cracks**	**Long-term, stable growth**	✖ Poor upside exposure to cracks ✖ Lack of growth; negative EPS two quarters[1]
Capital Allocation	**Growth capex discouraged**; ~100% FCF payout expected	**Accretive M&A and growth capex are rewarded**	✖ Investors fear additional midstream M&A ✖ Payout ratio target at 50% of OCF lags peers
Growth Profile	**Limited asset growth;** FCF per share growth focus	**Mid-single-digit annual EBITDA growth**	✖ Outsize capex reinvestment rate vs. refiners ✖ Growth lags midstream peers
Balance Sheet	**~1x leverage** Meaningfully constrained by volatility	**3-4x leverage** Investors support balance-sheet utilization for growth	✖ 2.1x leverage is higher than refining peers and midstream has no debt capacity
Valuation Range[2]	**~6-7x**	**~9-12x**	**~6-7x**

Source: Bloomberg.
(1) 4Q24 EPS of ($0.15) and 1Q25 EPS of ($0.90).
(2) Based on 2026E multiples.

CONGLOMERATE STRUCTURE: VALUE IS CLEARLY TRAPPED

We expect Phillips 66 will continue to trade at the multiple of its lowest-valued segment.



TEV / EBITDA (2026E) vs. Peers[1]

	PSX	Refining	M&S	Midstream	Chemicals	SOTP[2]
	6.1x	6.1x	8.9x	9.7x	6.4x	8.1x
% PSX EBITDA		~28%	~19%	~39%	~14%	100%

"[There] **is no value for refining in PSX at current levels**…This has periodically opened debate on whether PSX should be viewed on a Sum Of The Parts basis; but as no part of its assets are public, and with no obvious intent to monetize individual assets and disposal / deleveraging plans..."

Wolfe Research, January 2, 2025

"[The] question we often get is, **can you get full credit for the value of a midstream business that should deserve, a much higher multiple embedded in a diversified company that's often perceived to be a refining company?**"

Goldman Sachs, January 7, 2025

Note: See appendix for valuation details.
(1) Refining peers reflect VLO (only pure-play refiner of scale); M&S peers reflects SUN; midstream peers reflect EPD, OKE, TRGP and MPLX; chemicals peers reflect LYB and DOW.
(2) Sum-of-the-Parts Multiple presented here represents the weighted average of the PSX comp set weighted by 2026E segment consensus EBITDA estimates. This 8.1x SOTP multiple differs from the 8.0x implied multiple from the SOTP valuation, which further considers the valuation implications of a JET Germany / Austria sale, selling CPChem at a value that reflects its asset quality and growth profile, and corporate overhead.

CONGLOMERATE STRUCTURE: VALUE TODAY GETS REFINING FOR FREE

Applying appropriate valuation multiples to Phillips 66's segments implies that the market is assigning little value to the Company's midstream assets, or its refining assets.



Enterprise Value Decomposition at Current Valuation ($bn)

REFINING

IMPLIED VALUE FOR REFINING
(If midstream is fully valued)

+$13bn
+$40bn
+$13bn
($2bn)
+$25bn
($1bn)
$62bn
Using market multiples for the rest of Phillips 66's assets implies negative value for refining
M&S
Midstream
Chemicals
Corporate
Implied Refining
PSX TEV

OR

IMPLIED VALUE FOR MIDSTREAM
(If refining is fully valued)

MIDSTREAM

+$13bn
+$25bn
+$13bn
($2bn)
+$40bn
+$13bn
$62bn
Using market multiples for the rest of Phillips 66's assets implies its midstream segment is valued at $13bn, or just 3.1x '26E Consensus EBITDA
M&S
Refining
Chemicals
Corporate
Implied Midstream
PSX TEV

We see enormous trapped value at Phillips 66. The Board does not.

Note: See appendix for valuation details.

CONGLOMERATE STRUCTURE: REFUSAL TO UNLOCK VALUE

Analysts see trapped value, but management has refused to take action.



> "…[D]o you ever see a situation where midstream is somehow separated or is a standalone business? … just in terms of the scale, the importance and maybe the failure of the market to recognize the value in your structure …"
>
> Wolfe Research
> Q4 2024 Earnings Call

> "…[W]e believe we can create more shareholder value by keeping the midstream business integrated…"
>
> Mark Lashier
> Q4 2024 Earnings Call

> "…[T]he question we often get is, **can you get full credit for the value of a midstream business that should deserve, a much higher multiple embedded in a diversified company that's often perceived to be a refining company?**"
>
> Goldman Sachs, January 7, 2025

Note: See appendix for valuation details.
(1) Refining peers reflects VLO, M&S peers reflects SUN; midstream peers include EPD, OKE, TRGP and MPLX; chemicals peers include LYB and DOW.

CONGLOMERATE STRUCTURE: GREG GOFF'S PERSPECTIVE

Energy industry veteran Gregory Goff is supporting Elliott in our effort to boost shareholder value at Phillips 66. Mr. Goff's more than 40 years of experience includes nearly three decades at ConocoPhillips, nearly a decade as CEO of refiner Andeavor, and service on the Exxon Mobil Board of Directors.

> **"** **Phillips 66 has been pursuing a strategy for many years that emphasizes and grows midstream assets alongside its refining business, despite evidence that this structure isn't delivering value for shareholders relative to the company's more streamlined peers. A stronger board would have questioned why these disparate businesses – which trade at different multiples, trapping shareholder value and diluting management focus – belong together."**



GREG GOFF CV

- Former CEO (2010-2018) of Andeavor where he generated total returns of over 1,200%[1]
- Three-decade career with ConocoPhillips
- Former Director of Exxon Mobil, Enbridge, Marathon Petroleum, MPLX, Andeavor and DCP Midstream

1) Total Returns assessed on the period from 05/01/10 to 09/28/18, assumes dividends reinvested.

CONGLOMERATE STRUCTURE: M&A STRATEGY IS DILUTIVE

Phillips 66's conglomerate structure's leads to a low valuation multiple. Several recent midstream acquisitions were dilutive but could have been accretive for a standalone Phillips 66 midstream company.



Midstream Acquisition TEV / EBITDA Multiples vs. Phillips Trading Multiple (excl. TAR)

ACCRETIVE TO MIDSTREAM PEERS

DILUTIVE TO PHILLIPS 66

	PSX 2021 - 2025 Avg[1]	PSXP Roll-Up	DCP Roll-up	Pinnacle Midstream	EPIC NGL	Midstream Peers
	6.9x	~10x[2]	~8.5x[2]	~7.0x[3]	~11x[4]	9 – 12x[5]
Announcement Date:		October 2021	January 2023	May 2024	January 2025	

Source: Bloomberg.
(1) Reflects Phillips' average FY1 TEV/EBITDA multiple between 10/2 /21, which is the date the PSXP transaction was announced and 2/10/25, the unaffected date.
(2) Based on sellside research estimated transaction multiples at the time of transaction announcement for PSXP and at transaction agreement (post-price increase) for DCP.
(3) Based on Company disclosures.
(4) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.
(5) Based on 2026E midstream peer multiples.

CONGLOMERATE STRUCTURE: NO APPEAL TO MIDSTREAM INVESTORS

Despite the Company's claims of being an attractive investment proposition, Elliott's conversations with midstream investors suggest the complete opposite.

MANAGEMENT'S FICTITIOUS PERSPECTIVE: The Phillips Midstream Portfolio is Attracting New Investors to the Stock	REALITY: No Credible Midstream Investors Will Invest in Phillips Today Given the Volatility
"**We've had new investors come in over the last couple of years based on what they saw us doing in Midstream**. And we want to share that gospel with everyone out there that we are committed to that business." **Mark Lashier, Goldman Sachs Conference, January 1, 2025**	"**I met with management and told them**. I think their assets are great – Permian, DJ – I would love to invest. But, **I can't own Phillips for the look through midstream. I would get killed versus my benchmark any time cracks moved. They need to separate the midstream business out and then I am there.** I would allocate hundreds of millions if I could buy it separately, but not today." **Large Midstream Investor (>$5bn in AUM)**

POOR OPERATING PERFORMANCE: MISSED 2025 MID-CYCLE EBITDA TARGETS

Phillips 66 is far from achieving its 2025 mid-cycle EBITDA target, with analysts' 2026 estimates signaling a major shortfall – despite consensus forecasts assuming a reasonable mid-cycle price environment.



Phillips Adj. EBITDA Target ($bn)

- 2025 Mid-Cycle Target: $14.0
- Q1 (2024 Quarters Annualized): $7.8
- Q2: $8.7 — Phillips 66's best quarter in 2024 annualized still falls over $5bn short of the mid-cycle target
- Q3: $8.0
- Q4: $4.5
- Q1 (2025 Quarters Annualized): $2.9 — Phillips 66's most recent quarter saw a further deterioration in performance
- 2024A: $7.3
- 2025E: $7.2 — Consensus estimates indicate a $6.8bn shortfall. The bulk of the deficit (~$4.9bn) is driven by refining
- 2026E: $9.7 — 2026 consensus estimates indicate a >$4bn shortfall

How can management claim success?	"We've completed the strategic priorities that we laid out in 2022, enhanced in 2023 and committed to achieving by the end of 2024."

Phillips 66 CEO Mark Lashier, Q4 2024 Earnings Call

Source: Bloomberg.
Note: Refining EBITDA presented here is inclusive of turnaround expenses to align with management definitions. See appendix for calculation details.

POOR OPERATING PERFORMANCE: DRIVERS OF THE REFINING ISSUES

Phillips 66 needs to dramatically improve its commercial function and reduce refining costs to achieve best-in-class operating results.

Commercial Organization

Responsible for the buying, selling, trading and transportation of crude oil, refined products, natural gas liquids (NGLs) and other feedstocks and fuels.

- **Phillips 66's trading organization is viewed as "unsophisticated" relative to other leading refiners**
- **"Price-taker" approach vs. profit-center approach to crude procurement**
- **Traders not compensated appropriately to drive entrepreneurial thinking, leading to talent flight**

Overall Cost Structure

Operating excellence at refineries requires a detailed focus on asset utilization, energy efficiency, smart maintenance scheduling and minimizing turnaround time.

- **Cost savings targets set against artificially high baselines allow for superficial success yet never deliver results to the bottom line**
- **Extraneous overhead in the back and middle office and research departments creates unnecessarily high costs**
- **Complex structure has led to elevated opex and capex spending, as well as disparate IT systems across regions**

Phillips 66's corporate leaders do not have refining backgrounds and it appears they DO NOT WANT TO BE REFINERS

POOR OPERATING PERFORMANCE: RELIANCE ON CONSULTANTS

A consistent set of themes have emerged from our conversations with experts, including former employees:

Phillips Makes Liberal Use of Consultants…

- At any given time, **multiple management consulting firms engaged across multiple business segments**
- **Use of consultants common at CPChem, has spread to the rest of the business units after Lashier joined Phillips**
- Given the lack of refining expertise in-house, **consultants are used to help run the organization and improve operations**

…Resulting in the Proliferation of Straw-Man Cost Initiatives

- **Consultants set targets that can be gamed**
- Rather than lowering the cost base, **consultants define success as reducing costs from initial supplier quotes**
- **Employee compensation plans are aligned with the consultant's rubric**, incentivizing employees to deliver on illusory savings rather than real cost cuts
- **Management claims cost cuts, but improvements never 'hit the bottom line'**

THE COMPANY'S FINANCIALS IMPLY NEARLY $300MM OF SPENDING ON CONSULTANTS SINCE 2022[1] WHICH SEEMS TO HAVE DELIVERED LITTLE TANGIBLE BENEFIT

Note: Based on interviews with former employees and other industry participants.
(1) Phillips' Earnings Supplement shows 1 mm and 115mm of business transformation restructuring costs in 2023 and 2022, respectively (excluding a held-for-sale asset impairment). Footnotes in the financials describe these figures as "primarily due to consulting fees."

POOR OPERATING PERFORMANCE: REFINING MARGINS

Phillips 66's profitability lags far behind Valero and Marathon Petroleum, with recent quarters showing opex / bbl skyrocketing and the EBITDA / bbl gap widening out



Operating Expense per Barrel (excl. TAR) ($/bbl)

"At Phillips 66 **we're all about reliable and predictable value creation for our shareholders.**"

Mark Lashier, Phillips 66 Promotional Video, April 17, 2025



EBITDA per Barrel (excl. TAR) Spread to VLO ($/bbl)

Despite claims of success, Phillips 66 has not closed any of the profitability gap with Valero

"Our leadership is committed to steady, reliable and **sector-leading value creation.**"

Phillips 66 Soliciting Material, April 7, 2025

Note: Phillips and Valero Refining EBITDA based on definitions in the appendix. Utilizes most recent re-casting. MPC Q1 '25 opex/bbl reflect consensus estimates per Bloomberg.

POOR OPERATING PERFORMANCE: REFINING COMMERCIAL

Phillips 66 had lower gross margins than peers in 2024 in all regions except the Central Corridor, where the Company has its most advantaged refining assets.

Phillips 66 has worse gross margins than VLO & MPC in almost every region









Higher = Stronger Gross Margin
Central Corridor
REFINING
$11.52
$9.44
$10.29
PSX
VLO
MPC
USGC
REFINING
$7.68
$10.35
$9.57
PSX
VLO
MPC
West Coast
REFINING
$8.50
$10.26
$12.81
PSX
VLO
MPC
Atlantic Basin
REFINING
$7.42
$13.12
PSX
VLO
MPC

Shareholder Nominee: Brian Coffman

"The Phillips 66 refineries are every bit as good as the Valero, Marathon refineries. I think that the logistics, product placement capabilities of these refineries, the high-margin product capabilities of some of these refineries is outstanding. And there's no reason why these refineries, why this refining system, these assets can't match up with the competitors, Valero and Marathon."

Source: Company filings.

POOR OPERATING PERFORMANCE: REFINING OPEX

Phillips 66 had higher opex than peers in 2024, despite management claiming material progress on cost cutting initiatives.

← **Phillips 66 has higher opex/bbl than VLO & MPC in every region** →









Central Corridor REFINING
- PSX: $6.22
- VLO: $4.62
- MPC: $5.10

USGC REFINING
- PSX: $5.30
- VLO: $4.25
- MPC: $4.14

West Coast REFINING
- PSX: $11.60
- VLO: $7.86
- MPC: $7.92

Atlantic Basin REFINING
- PSX: $5.96
- VLO: $4.30
- MPC:

Lower = Better (Lower Operating Cost per Barrel)

Source: Company filings.
Note: See appendix for definitions, Excludes TAR.

POOR OPERATING PERFORMANCE: LACK OF MIDSTREAM EXPERTISE HAS LED TO PHILLIPS 66'S PERFORMANCE

There are four aspects of an effective midstream NGL business. Each leg is important to keeping the business performing optimally and driving the highest earnings. While competitors have been aggressive about growing G&P, Phillips has fallen behind.

1 Gathering & Processing (G&P)

- Gathers gas from wells drilled by upstream producers and separates out the NGLs via owned processing plants
- Succeeds by working with customers to aid their growth by building gathering pipelines, compression and new processing plants to support new volumes
- **Sources NGL volumes to feed long-haul pipelines and keep them full**

2 Long-haul Pipelines

- Transports mixed NGLs (y-grade) from the tailgate of processing facilities to locations for fractionation
- Keeping pipelines full is critical in order to prevent recontracting, where customers switch pipelines and the Company loses EBITDA
- **A large G&P footprint helps ensure that your pipelines stay full, and you won't face a diminished revenues**



3 Fractionation

- Receives y-grade from long-haul pipelines and separates them into different types of NGLs (propane, butane, etc.) for consumption
- Gulf Coast fractionators are generally located in Mount Belvieu (East of Houston) and Sweeny (Southwest of Houston)
- **NGLs once fractionated can be exported**

4 Export

- Separated NGLs from the large fractionators are stripped of excess ethane, refrigerated and loaded on ships for export to European, Central and South American and Asian markets, where global demand is highest
- **Exported NGLs can be the highest product netback**

Phillips 66 has failed to grow their G&P business like their competitors. With a higher cost of capital and a poor in-house engineering function, the midstream business must pursue dilutive M&A to try to correct their own self caused issue.

POOR OPERATING PERFORMANCE: FAILURE TO GROW ORGANICALLY

Phillips 66 has failed to grow its G&P network organically, forfeiting its early advantage.

DCP Permian Basin Asset Map



2018

NEGILIGIBLE G&P GROWTH

DCP Permian Basin Asset Map 2025



Gathering and Processing Volume Growth ('16 – '24)

MIDSTREAM

228%

88%

78%

38%

COMPLETE FAILURE TO GROW

(2%)

PSX | EPD | OKE | ET | TRGP



Shareholder Nominee: Mike Heim

"At Targa Resources, it was clear to us that the last 15 years presented a once-in-a-lifetime opportunity to scale with the rapid growth of U.S. shale production. It is well known by insiders within our industry that Phillips 66 did not capitalize on the significant head start they had with DCP."

Source: Public filings and third-party energy market consultant views.

44

Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix

POOR OPERATING PERFORMANCE: MIDSTREAM BUSINESS SHORTCOMINGS



Major Permian Player That Fell Behind Peers

- **DCP was the '800lb gorilla' in every shale basin, including the Permian before it became the premier basin**

- Had an early mover advantage with scale and a solid customer base

- DCP **fell behind now dominant peers** (TRGP, EPD, ET) given its **lack of commercial aggressiveness and insufficient access to capital**



Lack of Commercial & Operational Expertise

- **Complacent rather than aggressive** approach to capturing new business

- Limited 'out-of-the-box' thinking/JV formation to support customer growth

- **Trading organization is not optimizing** around their midstream assets, **under-earning true asset potential**



Poor In-House Project Development Expertise

- **Corporate engineering team cannot build fractionators or processing plants on time and within budget**, leading to poor investment returns

- Gray Oak pipeline faced cost overruns of ~$700mm, demonstrating poor development execution

- **Phillips 66 must pay high prices to acquire assets because they do not have the capability to build**



Shareholder Nominee: Mike Heim

"A lesson I learned while building Targa Resources was that the single best place to go for new customers was to Phillips 66 Midstream's existing customers."

Note: Based on Elliott paraphrasing and recounting of interviews with former employees and other industry participants. Quotes may not be exact.

POOR OPERATING PERFORMANCE: Q1 2025 RESULTS TELL THE STORY

Phillips 66's Q1 2025 results dramatically underperformed expectations across the board. While the Company did have substantial turnaround activity, the results dramatically underperformed expectations.

Phillips 66 Beat / (Miss Summary):

Adjusted Metrics	EBITDA	EPS
Beat / Miss	**MISS**	**MISS**
% vs. Consensus	**(9%)**	**(23%)**

In Q1 2025, VLO BEAT on EPS by +117%

Key Refining Operating Results ($/bbl):



"**Phillips 66 Earnings Miss Strains Refiner Snarled In Proxy Fight**"

Bloomberg News, April 25, 2025

"**-$0.90 vs cons -$0.73**…EBITDA missed by %. Commentary notes 1Q results reflect one of their largest spring turnarounds with the bulk now behind them. Still, **not the type of results that inspire confidence in this operating team giving ongoing proxy fight launched by one of its shareholders**."

Wells Fargo, April 25, 2025

"We think PSX's 1Q25 results will have a mixed impact on near-term share price performance. On one hand, the earnings miss and poor refining and RD operations were disappointing and could lead to lower share prices. **On the other hand, the market may interpret the bad news as good news because it will give more support to Elliott's case and thus provide a potential catalyst to the shares**."

Scotiabank, April 25, 2025

The Board of Phillips 66 believes these results are acceptable. Investors do not.

Source: Bloomberg and Company filings.
Note: Phillips and Valero Refining EBITDA and Opex based on definitions in the appendix. Utilizes most recent re-casting.

POOR OPERATING PERFORMANCE: MORE VOLATILIE THAN ALL PEERS

Contrary to Phillips 66's narrative that their business mix affords investors reduced volatility and they have successfully completed their operational turnaround, the Company delivered worse earnings than all of its peer groups. They missed even after materially talking down Wall Street research analysts.

Q1 2025 Consensus EPS Revisions *(Estimate Today as a % of March 1, 2025 Estimate)*



PSX Starts Preview Calls with Sellside Investors

Phillips 66 Q1 2025 Actuals

Legend: - - - Phillips 66 —— Core Peer Avg. —— Midstream Peer Avg. —— Chemicals Peer Avg.

Source: Bloomberg as of 4/25/2025.
Note: Core Peer Avg. reflects the average of MPC and VLO. Midstream Peer Avg. reflects the average of TRGP, ET, EPD, MPLX and OKE. Chemicals Peer Avg. reflects the average of DOW and LYB.

Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix

DAMAGED CREDIBILITY: Q1 2025 COMMENTARY

During Q1 2025, Wall Street research analysts asked the Company about many of the questions investors have been asking around a separation of midstream, taxes and integration. Phillips 66 took this as an opportunity to dig their heels in further rather than provide transparency to investor concerns.

> **Q:** "And I think you made a comment that there's significant tax leakage around monetization. Is that in the case of spin as well? And then can you provide a little bit more detail or help us quantify a framework for thinking about tax leakage associated with Midstream monetization. " – Goldman Sachs

- **Management Entrenchment:** "…a $50 billion number that's out there that would **drive a $10 billion tax** hit…"
- **Reality:** Elliott's multiple tax advisors believe it is **highly unlikely, if not impossible** that there is a tax hit this large

> **Q:** "I think many Midstream investors don't own PSX stock because of the volatility of the earnings of the other segments. Is that your view as well?…What other things can PSX do to get fuller credit for the stability of the Midstream earnings in your stock?" - BofA

- **Management Entrenchment:** "**…**as those **stable earnings become a bigger and bigger part of our portfolio, I think those seeking that multiple from stable earnings will take note**. And across the spectrum of investors, we're getting solid feedback and support for that…**we will continue to look at our disclosures** and the information we provided around the Midstream segment and enhance where appropriate."
- **Reality:** Our investor survey and conversations have shown that **shareholders overwhelmingly want a separation of midstream and fear continued growth in the current structure**, rather than just more talk, and that no midstream investor will ever buy Phillips 66

Source: Company transcript.

DAMAGED CREDIBILITY: MISSED TARGETS

Phillips 66's misleading claims of success on its 2022 targets echo the Board's and previous CEO's failure to hit the AdvantEdge66 cost savings target. **Not only did they miss the $1.2 billion cost-out target, but costs actually increased.**

2019

"…**So, the leadership team met without me. And they came up with 50% to 70% of the $1.2 billion**. I would -- and I would tell you that's average performance. And this is not an average team. **In the time-honored tradition of under promising and over delivering, we set ourselves up well today is my view. I would take the over on 70% to 90%.** You think about the $1.2 billion, a couple of hundred of capital savings."

Phillips 66's then-Chairman & CEO Greg Garland
November 2019 PSX Investor Day

2022

"…Despite the cost-cutting initiative, we estimate that since 2019, **refining & SGA costs (ex turnarounds and energy) have increased from $5/bbl to $6.5/bbl.** Absolute costs are up 12%, or 500M M, more than large cap peers."

T.D. Cowen
November 7, 2022



Shareholder Nominee: Stacy Nieuwoudt

"There is nothing that destroys a management's team credibility faster than setting targets, missing them and attempting to avoid accountability or obfuscate the true outcome. This is the quickest way that I lose conviction in a management team's ability to deliver long-term value. I find it quite remarkable that the Board has not played a stronger role in holding Phillips 66 management accountable."

DAMAGED CREDIBILITY: TRACKABLE TARGETS THAT DRIVE ACCOUNTABILITY



SUNCOR — High-Performing Company Executing a Turnaround



Suncor Investor Presentation

1 Set **targets that appear in the ‘bottom line’** of the financials

Free Funds Flow is a cash flow metric that appears in financials



2024 Free Funds Flow normalization

$B
+$3.3B
2026 Target
+$2.3B
Growth in Free Funds Flow vs 2023
Outperformance
Commitment
2023 1
2024 2

- Record upstream and downstream volumes
- US$7/bbl WTI breakeven reduction in 2024
- Achieved $8B Net Debt ahead of target
- Shifted to 100% return to shareholders in Q4
- $5.7B shareholder returns (8.8% cash yield)

	Business Environment				
	US$75 WTI	Actual	Delta	AFFO Sensitivity (C$M)	AFFO Impact (C$M)
WTI (US$/bbl)	75.00	75.70	(0.70)	200	(140)
SYN-WTI (US$/bbl)	2.50	(0.60)	3.10	50	155
WCS-WTI (US$/bbl)	(16.00)	(14.70)	(1.30)	10	(13)
NYH 2-1-1 (US$/bbl)	27.00	22.90	4.10	150	615
AECO (C$/GJ)	3.00	1.35	1.65	(150)	(247)
FX (US$/C$)	0.74	0.73	0.01	(230)	(230)
		AFFO Business Environment Adjustments			140
		Additional Fort Hills Tax Benefits in FY2024			(130)
		AFFO – reported			13,846
		AFFO – normalized			13,856
		Capital Expenditures (incl. capitalized interest)			(6,483)
		2024 Free Funds Flow – normalized			**7,373**

2 Provide **sufficient disclosure** to track progress

Suncor provides detailed disclosure to normalize results for commodity price moves

“**Volumes delivery**, **asset utilization** and **cost management**, each require **discipline, determination**, **attention to detail** and a mindset that **every barrel and every dollar matter**. That is the mindset and culture of today's Suncor.”

Rich Kruger, Suncor CEO, February 6, 2025

Underperforming Company Acting Without Sufficient Urgency — PHILLIPS 66

Phillips Investor Presentation



Execute Business Transformation

- Business transformation run-rate savings of $1.5 B
- $1.2 B run-rate cost reductions; $0.3 B sustaining capital efficiencies

1 **Celebrates amorphous cost savings that don’t hit the bottom line**

Indicators

The PSX Worldwide Refining Indicator is weighted based on regional crude capacities. Regional product yields and crude percentages are intended to provide a market indicator and not intended to reflect actual results including configuration, product yields or crude slates.

Atlantic Basin Indicator:

45% [48% (Gasoline 83.7 RBOB NYH - RIN) + 52% Gasoline Eurobob N.W.E.] + 40% [48% (Diesel 15ppm NYH - RIN) + 52% Diesel ULSD 10ppm N.W.E.] + 15% Secondary Products[1] - Dated Brent - Freight

Gulf Coast Indicator:

45% [(40% Gasoline 8[illegible]) - RIN] + 35% [(40% Diesel 62 10ppm) + (6[illegible] RIN] + [illegible]% Secondary Products[1] - 70% WTI MEH - 20% WCS Houston - 10% Maya

Central Corri[illegible]:

50% [(70% Gasoline Unleaded Sub Oct Group 3) + (30% Gasoline Chicago CBOB) - RIN] + 40% [(70% Di[illegible]ducts[1] - 50% WTI - 50[illegible]

West Coast Indicator:

50% [(57% Gasoline LA CARBOB) + (43% Gasoline Unleaded Sub Oct Portland) - RIN] + 35% [(57% Diesel LA EPA) + (43% Diesel ULSD Portland) - RIN] + 15% Secondary Products[1] - ANS

Renewable Diesel Indicator:

San Francisco CARB Diesel ($/gal) + (1.7 * Biodiesel Current Year RINs ($/gal)) + (.007 * California LCFS Credits ($/MT)) - (8.5 * CBOT Soybean Oil ($/lb)) + BTC. BTC at $1.00 per gallon through 2024.

INSUFFICIENT DISCLOSURE TO NORMALIZE RESULTS FOR COMMODITY PRICE

2 Phillips does not provide historical indicator data from the defined mid-cycle period (‘12–’1) or sufficient disclosure for investors to calculate it themselves. This lack of transparency limits investors’ ability to compare current results with past performance on a commodity-normalized basis.

“We also **delivered on our goal** of improving refining performance...”

Mark Lashier, Q4 2024 Earnings Release

Source: Company filings.

DAMAGED CREDIBILITY: FAILURE TO ACHIEVE ANALYST DAY TARGETS

Under CEO Mark Lashier, Phillips 66 is nowhere near meeting its 2022/2023 Analyst Day targets.

2022 / 2023 ANALYST DAY GOALS		FAILURE TO DELIVER
DELIVER ON PROFIT TARGETS	• Deliver $14bn of Adj. EBITDA at mid-cycle pricing by 2025 • Remove $1/bbl of refining opex • Increase refining capture by +5%	✗ Materially below EBITDA target ✗ Analyst estimates for 2026-27 average $9.2bn[1] ✗ Still a material laggard vs. peers on opex/bbl and EBITDA/bbl ✗ We estimate 65% of claimed opex reductions were driven by natural gas price reductions[2]
DRIVE ACCRETIVE GROWTH	• Execute on Rodeo Renewed project • Execute on major growth capital expenditures to accelerate growth	✗ Rodeo Renewed project returns are substantially weaker than what was communicated to investors due to delays, material cost overruns and overestimated renewable diesel margins ✗ Acquiring midstream assets at multiples that are dilutive in the current structure
IMPROVE CAPITAL RETURNS	• Divest >$3bn of non-core assets • Direct the proceeds to increased shareholder returns	✗ Divestiture proceeds were recycled into high multiple acquisitions rather than used to repurchase stock or pay down debt

(1) Based on Bloomberg consensus estimates as reported. Equated to an average excluding turnaround expenses of $9.7bn.
(2) See 'Impact of Natural Gas Prices on PSX Opex/bbl Declines' calculation in the appendix.

DAMAGED CREDIBILITY: BLAMING THE MARKET ENVIRONMENT

The refining margin environment does not explain Phillips 66's inability to hit its targets, Consensus estimates for 2026 assume the same 2012-2019 average crack that Phillips 66 used in its original mid-cycle goals.



Phillips 66 & Valero Refining Gross Margin per Barrel ($/bbl)

To avoid admitting a large miss, management has recently started saying that "to get to its mid-cycle EBITDA Phillips 66 needs adjusted gross margin of 14.50/bbl,"[1] a level that even Valero (best-in-class operator) is not expected to achieve

2012-2019 Avg. Gross Margin $10.56

PSX ■ VLO

REFINING MARGIN SUPERCYCLE

"[We] designed our mid-cycle methodology around the 2012-to-2019-time frame. You had cycles of strong margins and weak margins during that period of time."

Phillips 66 Investor Relations
March 14, 2024

Q: "[When] you look at the differences... between Wall Street and that $14 billion, where do you think the biggest delta still are? Is it chems? Is it refining?"

A: "The biggest delta is in refining and well below mid-cycle refining environments baked into the '25, '26 outlook."

Phillips 66 CEO Mark Lashier,
January 7, 2025

Source: Bloomberg.
Note: See appendix for definitions.
(1) As reported in UBS's 12/16/24 research note sharing a summary of Phillips management commentary during a sellside dinner. Other accounts from the dinner report the $14.50/bbl being an PSX Indicator Margin target. If Phillips stated a $14.50/bbl indicator margin, the needed realized gross margin would still be around $14.50/bbl.

DAMAGED CREDIBILITY: MISSED COMP COMMITTEE COST TARGETS

Lashier says he is hitting his cost out targets, but the performance metrics say otherwise.

> "**We have developed a culture of continuous improvement in Refining and are targeting $5.50 per barrel adjusted controllable cost,** excluding turnarounds, over the next two years."
>
> Phillips 66 CEO Mark Lashier, Q4 2024 Earnings Call

> "**We continue to lower our costs**, and we talked about how sustainable those cost improvements are. And that's what gives us the confidence that we will that see Refining able to contribute to that $14 billion of mid-cycle EBITDA."
>
> Phillips 66 CEO Mark Lashier, Q2 2024 Earnings Call



Achievement on Adj. Controllable Costs (% Payout)

Year	Value
2018	193%
2019	164%
2020	200%
2021	188%
2022	71%
2023	56%
2024	51%

PHILLIPS 66'S OWN PERFORMANCE METRICS DEMONSTRATE THAT THEY ARE UNDERPERFORMING ON COST SAVINGS

Source: Company filings.

DAMAGED CREDIBILITY: 2027 TARGETS ARE MORE OF THE SAME

	Q4 2024 UPDATED TARGETS	SHORTFALLS
Shareholder Returns	>50% of CFO (>70% of FCF)	✕ **Refining peers are offering to return ~100% of FCF[1]**
Refining Opex	$5.50/bbl Refining Controllable Costs *(Excl. Turnaround Expense)*	✕ **Only ~$0.40/bbl improvement YoY with ~50% of driven by closing unprofitable refining capacity** ✕ **Target implies ~$6.00/bbl of opex like-for-like with peers,[2] still materially worse than Valero and Marathon**
EBITDA Target	+$1bn Mid-Cycle EBITDA by 2027, from $14bn to $15bn, based on Midstream and Chemicals organic growth	✕ **Investors don't believe Phillips can hit the 2025 target, much less the 2027 target** ✕ **Inability to deploy large-scale capex programs on budget** ✕ **Midstream M&A or organic growth is value-dilutive in the conglomerate structure**
Capital Efficiency	Increase segment level mid-cycle ROCE	✕ **Vague target lacks accountability**
Leverage	<30% net debt-to-capital ratio <3.0x net debt on Midstream and Marketing businesses alone	✕ **Phillips 66's debt is only a problem under the current conglomerate structure**

(1)   Valero and Marathon have both committed to returning all excess free cash flow to shareholders during earnings calls, despite various capital return frameworks.
(2)   Adds ~$0.50/bbl of Taxes Other Than Income (TOTI) in-line with 2024 results in order to include all costs between gross margin and Adj. EBITDA (excl. TAR).

DAMAGED CREDIBILITY: CAPITAL ALLOCATION

Phillips 66 has been unable to deploy organic growth capital within budget and stretches assumptions when communicating multiples on acquisitions to sell transactions to the market as more accretive.

Diminished Credibility with Investors on M&A
Overpaying for Assets



EPIC NGL Acquisition Multiple (xEBITDA)[1]

~11.0x — Current (Est. LTM)

COMMUNICATED ~8.5x — Q4 2026 Synergized, Post Expansion

The multiple management discussed for the EPIC acquisition was based on two-year forward synergized projections

Diminished Credibility on Growth Capex
Key Projects Consistently Over Budget ($million)



Cedar Bayou Ethane Cracker
Original $5,000 → Revised $6,000 (~20%)

Gray Oak Pipeline
Original $2,200 → Revised $2,900 (~32%)

Rodeo Renewable Diesel
Original $850 → Revised $1,250 (~47%)

Source: Company transcripts and filings.
(1) Estimated current EBITDA multiple based on latest S&P credit report, rather than PSX's reported Q4 2026 synergized number.

Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix

DAMAGED CREDIBILITY: USE OF PROCEEDS FROM DISPOSITIONS

Investors were excited about Phillips 66's divestiture program. But rather than using proceeds to retire debt and increase capital returns, management bought more midstream assets at dilutive multiples.

Phillips 66 proudly takes credit for achieving its asset disposition goals

 Exceeded $3 B Non-Core Asset Disposition Target

"During the fourth quarter, we achieved our strategic priority targets for shareholder distributions and asset dispositions."

Phillips 66 CEO Mark Lashier, January 31, 2025

In reality, most divestiture proceeds were recycled into acquisitions



Net Proceeds from Divestiture Program[1] ($bn)

$3.5 — Divestitures

($3.0) — Acquisitions

"Yesterday afternoon PSX announced it will acquire Pinnacle Midstream for 5 50mm… While the deal looks fine on its own, **we suspect investors will react negatively to PSX's decision on capital allocation**. **PSX had previously laid out a plan to sell at least $3B of non-core assets,** which likely would include some non-op midstream, **in an attempt to focus its portfolio and provide support for capital returns to shareholders."**

TPH & Co., May 21, 2024

(1)   Asset Acquisitions reflect Cash Flow Statement "Acquisitions, Net of Cash Acquired".

DAMAGED CREDIBILITY: FAILURE TO CAPITALIZE ON MIDSTREAM

While Phillips 66 can still generate significant value through a sale of Midstream, the Board could have proactively evaluated such a transaction, delivering substantially more value to shareholders today.



Indexed Share Price Performance (Rebased to 100)

"The **midstream C-corps are on fire…**"

Wolfe Research, October 14, 2024

"**Midstream equities have followed last year's strong performance with continued gains** in early 2025..."

Morgan Stanley, January 21, 2025

- Midstream Peers
- Refining Peers
- PSX

If the Company had sold midstream before recent market volatility, it could be sitting on net cash proceeds of ~$30 billion (70% current market capitalization) that could be used for debt paydown and stock repurchases [1]

1) See appendix for backup calculations. Assumes Midstream was sold on 2/10/25 for peer-avg multiple on consensus EBITDA plus 20% synergies. Sale date of 2/10/25 reflects unaffected date the day before the release of Elliott's Streamline66 presentation.

DAMAGED CREDIBILITY: RODEO CONVERSION

Phillips 66 has destroyed investor value through its poor execution of the Rodeo conversion. Management has continued to promise investors an EBITDA target that is unrealistic to cover its tracks.



	Management promised a payback period of ~1.2yrs	Today: Massive shortfall with low analyst expectations

Underestimated

$ in millions

Guided Investment	Cost Overrun	Cumulative EBITDA Loss Since Commercial Operations Start	Total Investment from Shareholders
$850	$400	$296	$1,546

Underdelivered

Targeted Annual EBITDA			2026E Consensus EBITDA
$650			$133

Build Multiple	**Promised: 1.3x**[1]	**Delivered: 11.6x**[2]

"Yes. **Rodeo is a great asset. It's operating well at or above design rates**. We're in the process of optimizing the cost structure there to get it as competitive as we can get it."

Phillips 66 CEO Mark Lashier, March 2025

Source: Bloomberg (4/23/25).
(1)   Promised Build Multiple calculated as Guided Investment of $850mm and Phillips 66 Management mid-cycle EBITDA target of $650mm.
(2)   Delivered Build Multiple based on Guided Investment plus Cost Overrun plus Cumulative EBITDA Loss Since Commercial Operations Start of $1,546mm and Consensus 2026 EBITDA of $133mm Multiple.

DAMAGED CREDIBILITY: SHAREHOLDER SURVEY RESULTS

Elliott commissioned a third-party survey firm to poll investors to quantify the sentiment of institutional shareholders on Phillips 66 vs. its peers. The results reveal a frustrated shareholder base.

On a scale of 1-5, where 1 is very ineffective and 5 is very effective, how do you rate each company on:



Shareholder feedback from Elliott-commissioned, third-party survey covering 60% of Phillips 66's institutionally owned shares:

" Look at the performance. **They have issue after issue after issue**. If that is not a question of the management is the problem…look, **they have a management problem. I don't know any other investor who doesn't think that is true."**

" **The board…should take up leadership or at least hold them responsible for what is happening**. They will need to do several things, which includes potentially changing the entire look and feel of the of the board."

" **Mark controls everything and that is not a good thing and as you can see that does not lead to strong corporate performance**. I've been in those types of board situations."

" Q4 where Phillips came out and **their refining margins were so weak, so weak**. That is just fundamentally unacceptable...That is a CEO problem."

" **We have had significant issues with Mark Lashier, who's the CEO. He is on the hot seat at this point due to these operational issues**. You've got to do better...There is an open question if he is the right man for the moment for me."

" As I said, for example, the desire and expectation for the company to divest its midstream assets is not because these are bad assets. **On the contrary, these are good assets, but in the valuation of the company, because it's a conglomerate, they're trading at a discount as part of their share price value.**"

" The CEO came from Chevron Phillips Chemical. That is another thing I think they should look at. **Take Mark Lashier, he's an expert there, and spin off that business.**"

Source: Third-party Shareholder Survey. Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.

DAMAGED CREDIBILITY: SHAREHOLDER SURVEY RESULTS

The feedback from investors is clear – shareholders are fed up and want to see change.

" The potential spin-off... is not necessarily for getting rid of something unwanted. **It's about unlocking the value from a conglomerate that perhaps creates a discount.**"

" **You're not being valued as some of the peer integrated NGL players** like ONEOK or Antero, so **spin that off, realize that value.**"

" "So, when I look at Phillips, I would say that Phillips is the worst of the bunch we are talking about. I don't like Phillips, and we are really big holders. The biggest issue for Phillips, in my opinion, is that **they are not at all focused on creating shareholder value.**"

" Marathon is still my number one. Valero comes second... and then **PSX is third by quite a bit**."

" They've outlined some performance targets... But they haven't executed. They've lagged behind Valero. **If you look at refining EBITDA per barrel, they're \$3–\$4 per barrel behind Valero, which is a big discrepancy.**"

" If you compare across the industry, **they haven't been the best, and these guys have had a lot more earnings volatility than an average company in the space.**"

" In their own words, they do have a clearly defined strategic direction, and you can talk the talk, but you might not walk the walk. And that's where I disagree with Phillips. **They are clearly not walking the walk. At all.**"

" All these companies are fundamentally alike... **Phillips is just not as capable in running their business.** That is a major driver of valuation."

After Phillips' most recent earnings results, we believe shareholder sentiment has only worsened

Source: Third-party Shareholder Survey. Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.

DAMAGED CREDIBILITY: DISINTEREST FROM ACTIVE INVESTORS

Prior to Elliott's engagement in late 2023, active shareholders had been cutting their exposure for years.

Major Mutual Funds' Weight in Phillips 66 vs Peers[1]



Phillips 66 has been a consistent underweight against both peer groups for nearly a decade

← Elliott engagement begins

1.0x = equal-weight

PSX vs Refining Peers
PSX vs Midstream Peers

Institution-level Weighting Across The Full Peer Group As Of 4Q24[2]

WMB	TRGP	VLO	MPC	KMI	OKE	PSX
1.6x	1.3x	1.0x	0.9x	0.8x	0.8x	0.6x

(1) Top 100 active funds invested in each group – weight in Phillips vs market cap. Refining: VLO; MPC. Midstream: KMI; OKE; WMB; TRGP. Excludes MLPs.
(2) Top 20 active institutions across the full peer group, weight in each name vs market cap weight.

FAILED GOVERNANCE CULTURE: MANAGEMENT ACCOUNTABILITY

Phillips 66's Board is "proud" of management and have compensated the current CEO generously while also anointing him Chairman, allowing him to consolidate control of the Company.



Paid Over $79 Million to an Underperforming CEO Since 2022

- As made clear in the company's most recent "Pay versus Performance" disclosure, Phillips has underperformed its chosen peer group every year since 2022, but Mr. Lashier has been handsomely compensated with $79 million.
- This compensation was awarded even though the Company failed to meet its controllable cost targets (a key performance measure) every year since Mr. Lashier became CEO.



Empowered Underperforming CEO by Naming him Chairman

- After 20 months as CEO, Phillips 66's Board promoted Mr. Lashier to Chairman, a move which struck us as tone-deaf and wholly inappropriate. Mr. Lashier had underperformed peers during his tenure and investors (including Elliott) had expressed concerns with the Company's prior CEO also holding the position of Chairman.
- Elliott was especially disappointed in his promotion, given that prior to joining the Board, Bob Pease shared with us his view that having a combined CEO/Chair was detrimental to a company in need of change. Bob let it happen anyway – showing a complete lack of conviction.



Inappropriate Lead "Independent" Director

- It is especially important to have a strong Lead Independent Director when the CEO/Chair position is combined. The role should be held by someone who is unquestionably independent of management. At Phillips 66, the role is held by Glenn Tilton, who has been on the Board since Phillips 66 became an independent public company in 2012 and in the Lead Director role since 2016.

"2024 was a pivotal year for Phillips 66, and **I am proud of the accomplishments of the Board and management team. With active Board oversight, Phillips 66 executed well on an ambitious set of strategic priorities, substantially improving its competitiveness and positioning the Company well to deliver on its initiatives through 2027**…"

Phillips 66 Lead Independent Director Glenn Tilton, Fourth-Quarter Results, 1/31/25

FAILED GOVERNANCE CULTURE: MISCHARACTERIZING ELLIOTT ENGAGEMENT

CHARACTERIZATION	THE TRUTH
"No Immediate Next Steps" Elliott has not been constructively engaging since they stated "no immediate next steps" at the conclusion of the March 3rd, 2025 meeting Elliott's engagement has been "erratic/distracted" since our initial engagement with the Company	• Elliott's Streamline66 presentation laid out a clear plan to fix years of underperformance at Phillips 66. At the March 3rd meeting, we informed management that the ball was in their court. • Despite our efforts, Elliott was blocked from meeting with independent board members for more than two months — a surprising and disappointing move. We've made repeated outreach, only to be told all communication must go through CEO and Chairman Mark Lashier. • Elliott has engaged constructively in over 200 campaigns, filing definitive proxies only three times since 2010. We stand ready to engage — Phillips 66's Board is an outlier.
Phillips 66's management is open to outside Board refreshment and new ideas since they asked to interview Elliott's director nominees and it was Elliott that refused to allow their directors to be interviewed Phillips 66 has a genuine and ongoing interest in refreshing the board	• Per the Company's definitive proxy, the Company reached out to the Elliott nominees on March 19, five days after the Board had already decided to nominate Mr. Ungerleider and Mr. Hearne to the board. Any attempt to reach out to Elliott nominees was entirely for show. • The Company has been entirely closed off to Elliott's views and has not substantively considered the ideas of a major shareholder that has helped create billions in value for companies and their investors.
Phillips 66's management has been actively and constructively engaging with Elliott and it is Elliott that is acting aggressively and combatively	• The Company has manipulated the director election process, forcing Elliott to sue to insure its rights are protected: (1) having two Class I directors step off and cutting the Board to 12 effective at the 2025 Annual Meeting with only two directors up for election; (2) failing to clarify how many Board seats would be available at the 2025 Annual Meeting despite repeated public and private requests from Elliott; and (3) only after Elliott filed a lawsuit against the Company, reversing course by announcing it had unilaterally added two new Class I directors and increased the size of the Board back to 14 effective after the meeting

FAILED GOVERNANCE CULTURE: BOARD STRUCTURE

Phillips 66's Charter requires 0% of shares outstanding to vote in favor of declassifying the Board of Directors and move to annual elections for all directors. In the five times Phillips 66 has put this proposal to a vote, it has received nearly unanimous support but failed to achieve the onerous 80% of shares requirement.

2015 99% For 70% of o/s
After considering the advantages and disadvantages of declassification, including input from our shareholders, the Board continues to believe that it is in the best interests of the Company and its shareholders to amend the Certificate of Incorporation and the By-Laws of the Company to declassify the Board over the next three years.

2016 99% For 72% of o/s
After considering the advantages and disadvantages of declassification, including input from our shareholders, the Board continues to believe that it is in the best interests of the Company and its shareholders to amend the Certificate of Incorporation and the By-Laws of the Company to declassify the Board over the next three years.

2018 99% For 72% of o/s
After considering the advantages and disadvantages of declassification, including input from our shareholders, the Board continues to believe that it is in the best interests of the Company and its shareholders to amend the Certificate of Incorporation and the By-Laws of the Company to declassify the Board over the next three years.

2021 99% For 71% of o/s
After considering the advantages and disadvantages of declassification, including input from our shareholders, the Board continues to believe that it is in the best interests of the Company and its shareholders to amend the Certificate of Incorporation and the By-Laws of the Company to declassify the Board over the next three years.

2023 99% For 73% of o/s
After considering the advantages and disadvantages of declassification, including input from our shareholders, the Board continues to believe that it is in the best interests of the Company and its shareholders to amend the Certificate of Incorporation and the By-Laws of the Company to declassify the Board over the next three years.

This does not look to us like a Board that is trying to do everything it can to get votes in, and exploring all options to implement annual director elections in line with good governance and the clear will of shareholders.

The reality is that the Board CAN – through the voluntary actions of directors – allow shareholders to vote on the election of every director on an annual basis. Elliott has put forward a proposal asking them to do just that. Here is how they responded to our proposal:

"Elliott is asking the Board to devise a way to evade our governing documents, and the Board does not think that such actions would be in the best interests of the Company and our shareholders."   **– Phillips 66 Definitive Proxy, April 7, 2025, Page 115**

FAILED GOVERNANCE CULTURE: REJECTING AN ACTIONABLE WAY TO ACHIEVE ANNUAL DIRECTOR ELECTIONS FOR ENTIRE BOARD

Elliott's annual election policy proposal has been praised by well known corporate governance experts as an innovative way to promote annual director elections in line with the clear preference of stockholders. Phillips, rather than engaging on solutions to an arcane and disfavored governance structure, has responded with false and misleading claims that a non-binding proposal regarding a non-binding Board policy is illegal.

A New Path to Declassifying Boards: How Shareholders Can Circumvent Charter Roadblocks[1]

"This pattern suggests that **Phillips 66's board is using these repeated proposals as a distraction tactic while failing to deliver tangible governance reform that shareholders seem to support.** If the desire to declassify is genuine, one would think the board would accept the remedy that Elliott has proposed."

Professor Mark DesJardine
Dartmouth Tuck School of Business

Staggered Board Shenanigans at Phillips 66[2]

"**Phillips objects to the Elliott proposal, weakly arguing that it "contravenes well-settled principles of Delaware corporate law and would be highly unlikely to withstand scrutiny in Delaware courts**… The problem with this argument is that it ignores the simple fact that directors are free to resign their board positions at any time, and **nothing in the Phillips charter or bylaws possible can be construed as preventing directors from voluntarily offering to resign**.."

Professor Jonathan Macey
Yale Law School and Yale SOM

Source: Columbia Law School Blog and Harvard Law School Forum on Corporate Governance.
(1)   https://clsbluesky.law.columbia.edu/2025/04/03/a-new-path-to-declassifying-boards-how-shareholders-can-circumvent-charter-roadblocks/?amp=1
(2)   https://corpgov.law.harvard.edu/2025/04/15/staggered-board-shenanigans-at-phillips-66/

FAILED GOVERNANCE CULTURE: UNAMBITIOUS COMPENSATION SCHEME

Even as Phillips 66 fails to make substantial progress toward its opex targets and as its shares underperform, executives continue to be compensated at- or above-target levels.

Phillips 66 Underdelivers on Relevant Financial Metrics...



Controllable costs have missed the mark for 3 straight years[1]

...Yet the Comp Plan Continues to Pay Out Above Target



Competitive CEO Pay for Materially Weaker TSR[2]



"[A]wards are permitted to vest for below median relative performance which therefore **fails the pay for performance hurdle** ... **A vote against has been applied**"

Legal & General Investment Management, 5/15/24

(1) Proxy-defined target and achieved controllable costs
(2) Total Summary Compensation Table pay to CEO or equivalent officer, 2020-2024, and TSR over the same period (12/31/19 to 12/31/24)

ELLIOTT®



STREAMLINE 66
ELLIOTT'S PLAN FOR VALUE CREATION





✔ Enhance Oversight

- Add four new independent directors

- Review management with a focus on refining operations

- Implement annual director elections for entire board

✔ Streamline Portfolio

- Form a special committee to review portfolio options, including a spin or sale of Midstream and separating other non-core assets

- Immediate course of action should consider current challenging market conditions

✔ Operating Review

- Commit to ambitious refining targets reflecting best-in-class performance

- Target refining EBITDA per barrel in line with VLO / MPC on a like-for-like accounting basis

If Phillips 66 is able to execute the "Marathon Path"(1) the stock price could increase to $350+

UPSIDE +75%

$183 per share

+$27

Divest Non-Core Assets
Boost Capital Returns

+$18

Improved Operating
Performance in Refining

+$36

Unlock Midstream
Value (sale or spin)

$103 per share

Source: Bloomberg.
Note: Estimated potential upside based on indicative valuation calculations presented in the appendix.
1) Required assumptions for "Marathon Path" scenario can be found in appendix.

ENHANCED OVERSIGHT

SHAREHOLDER NOMINEES WILL BREAK THE CYCLE OF UNDERPERFORMANCE

   

Shareholder Nominees Elected With Mandate For Change

Committee to Review Structure

Comprehensive Operating Review of Refining

Restore Credibility with Shareholders

ENHANCED OVERSIGHT: CONGLOMERATE STRUCTURE

Elliott selected Sigmund Cornelius given his experience as an operator and CFO with major transaction experience and deep familiarity with Phillips 66's assets.



Sigmund Cornelius

Key Executive Experience
- Former SVP and CFO of ConocoPhillips
- Former President of Freeport LNG

Board Experience
- Current: Parex Resources, ERCOT
- Former: Andeavor Logistics, Western Refining, Columbia Pipeline Group, NiSource, Carbo Ceramics, USEC, Parallel Energy Trust, DCP Midstream Partners, Chevron Phillips Chemical Company

Key Competencies to Add to the Phillips 66 Board
- ↗ Extensive executive-level energy industry experience
- ↗ Background in strategic planning and risk oversight
- ↗ Extensive public board experience (including in the refining sector)



TSR Generation[1]

208% — *Directly responsible for NiSource's spin of Columbia Pipeline Group*

65%

NiSource   XLU (Utilities Index)

Mr. Cornelius on business structure:

"At NiSource we had deliberations on whether it was time to spin off the Columbia Pipeline assets rather than keep those in the company because it was a different business. At first there was resistance within the company, but we ultimately elected to split the company, the market reacted very positively to it, and the rest was history."

---

(1)   Assessed Time Period of 12/31/10 – 6/02/15, assumes dividends reinvested.

STREAMLINE PORTFOLIO: EXPLORE MIDSTREAM UNLOCK

Phillips 66's midstream business would be attractive to a buyer or as a standalone public company.

HIGH QUALITY ASSETS

NGL BUSINESS
~65% of EBITDA

Wellhead-to-market NGL system focused on the Permian and DJ basins

- ✓ Midland and Delaware G&P with long-haul takeaway and export-by-water capacity
- ✓ Dominant DJ G&P position

TRANSPORTATION
~35% of EBITDA

Network of crude and refined product pipelines, tanks and terminals

- ✓ Bakken Pipeline (DAPL + ETCOP), Explorer Pipeline, Gray Oak, Bayou Bridge

THAT STACK UP FAVORABLY VS. PUBLIC PEERS[1]



PRODUCT DIVERSIFICATION
100%
75%
50%
25%
0%
PSX
ET
EPD
OKE
TRGP
MPLX
KMI
WMB
Gas
NGL
Crude + Refined Products
Other
FEE-BASED EARNINGS
Fee-based
Commodity Sensitive
ASSET MIX (% of EBITDA)
Pipeline
G&P
Fractionation
Storage
Other

Source: Elliott estimates and third-party energy market consultant views.
1) Phillips data reflects Phillips' Midstream segment based on publicly available data and estimates.



STREAMLINE PORTFOLIO:
TWO PATHS TO SEPARATION

SALE

- ↗ Immediate realization of value for embedded midstream business
- ↗ Bidder potentially paying a premium for control or future business improvements
- ↗ Bidder potentially paying for synergies
- ↗ Cash proceeds allow for massive capital return program
- ↗ Manageable tax leakage

SPIN

- ↗ Actionable without an external buyer
- ↗ Minimal reliance on capital markets
- ↗ Upside value from future improvements or growth to existing shareholders
- ↗ Tax-free transaction
- ↗ Dedicated midstream team

STREAMLINE PORTFOLIO:
STANDALONE MIDSTREAM COULD THRIVE

Phillips 66 Midstream as a standalone entity would harmonize its capital structure with its asset base, enabling a cycle of growth.


Valuation

Potential to remove the sum-of-the-parts discount that plagues Phillips 66 today


Growth

Well-executed growth capex is a key value driver for midstream today


Cost of Capital

Midstream trades at a lower cost of capital than refining today, meaning a lower hurdle-rate for the new entity to invest accretively


Firepower

Improved return profile means greater leverage capacity in line with peers, enabling the midstream business to play offense

STREAMLINE PORTFOLIO: SEPARATION CONSIDERATIONS

Elliott has evaluated the potential separation of the midstream business and believes the benefits clearly outweigh the Company's claimed concerns.

COMPANY CLAIM		REALITY
TAX LEAKAGE	• Potential material tax leakage reducing proceeds to shareholders	✓ Third-party accounting firm tax analysis reveals **tax leakage in sale is manageable** ✓ **Upside potential offsets tax leakage** to shareholders ✓ If somehow leakage is preventative, **a tax-free spin is always available** to the Company
INTEGRATION & SYNERGIES	• Physical integration between midstream & other segments • Synergies held by investors today	✓ Joint venture partners across CPChem, DCP, WRB already put **in place multiple arms-length agreements** ✓ **No meaningful synergies seen in financials**; management has failed to point to any concrete synergies
INSEPARABLE MIDSTREAM	• Midstream cannot be separated from the refining or chemicals business	✓ **Only ~$350mn of midstream EBITDA is "inside the refinery gate" and may be required to stay with midstream** ✓ $500mm of dedicated long-haul FERC midstream would be monetizable by infrastructure funds if determined too strategic ✓ Spin would allow for more total monetization via contracting
MARKET VOLATILITY	• Public comp valuation changes • Buyer hesitancy to transact • Capital markets volatility	✓ **Company does not need to monetize in a weak market** ✓ **Sale or spin would take over a year to complete** ✓ Company can **reorganize internally now, to prepare for a separation when the time is right**. In the meantime, the various businesses will get the operational focus that has been lacking

ENHANCED OVERSIGHT: UNLOCKING MIDSTREAM VALUE

Elliott selected Michael Heim given his deep expertise in growing and realizing value from midstream assets.

Michael Heim



TARGA Stonepeak

Key Executive Experience

- Founder, Former President, Vice Chair and COO of Targa Resources
- Senior Operating Partner of Stonepeak Partners
- COO and Executive Vice President of Coastal Field Services (The Coastal Corporation)

Board Experience

- Current: Evolve Transition Infrastructure LP, Stonepeak Portfolio Companies
- Prior: Targa Resources, Several Energy-focused Portfolio Companies

Key Competencies to Add to the Phillips 66 Board

↗ Significant executive-level midstream operating experience
↗ Extensive executive-level energy industry experience
↗ Extensive public board experience
↗ Regulatory and legislative experience

TSR Generation[1]



Founder of one of the leading U.S. midstream companies

	Targa Resources	AMLP Index
	1,204%	87%

Mr. Heim on How Midstream Businesses Can Thrive:	*"The midstream portfolio is made up of high-quality assets – these assets are just not getting the level of attention or capital allocation required to compete against peers. We need a renewed focus on stewarding these assets while exploring the most accretive mechanisms to realize value from the midstream portfolio."*

Source: Bloomberg.
(1)   Assessed Time Period of 12/07/10 – 4/23/25, assuming dividends are 100% completely in Targa Resources and the Alerian MLP Infrastructure Index.

STREAMLINE PORTFOLIO: MIDSTREAM IS HIGHLY VALUABLE

Phillips 66's midstream business would be valued at a substantial premium to the current valuation implied by where the stock is trading today.

TEV / EBITDA Multiple



Public Trading Comparables (2026E)
Precedent Transactions(1)
6.1x
9.2x
9.7x
10.0x
9.7x
Avg 9.7x
9.0x
10.2x
10.1x
12.3x
Avg 10.4x
PHILLIPS 66
EPD
MPLX
OKE
TRGP
ONEOK / Enlink (Nov 2024)
Sunoco / NuStar (Jan 2024)
ET / Crestwood (Aug 2023)
ONEOK / Magellan (May 2023)

Source: Public comps per Bloomberg as of 4/23/25.
(1) Valuations reflect Implied TEV / Most Recent Quarter Annualized EBITDA as of transaction announcement date.

STREAMLINE PORTFOLIO: STRATEGIC BUYER UNIVERSE

A 9.7x multiple post-synergies would generate ~$43bn of cash for Phillips 66 shareholders[1]

STRATEGIC FIT WITH PHILLIPS MIDSTREAM	ENERGY TRANSFER	ENTERPRISE	MPLx	ONEOK	TARGA	KINDER MORGAN	Williams
Substantial Scale (TEV)	~$135bn	~$100bn	~$70bn	~$90bn	~$50bn	~$95bn	~$100bn
Existing Permian Footprint	✓	✓	✓	✓	✓	✓	
Building Out a Wellhead-to-Market NGL Value Chain	✓	✓	✓	✓	✓		
Existing Crude and Refined Product Assets	✓	✓	✓	✓		✓	
Diversification Benefit					✓	✓	✓
Synergy Potential	✓	✓	✓	✓	✓	✓	✓
Strong Valuation Multiple to Support Accretive Offer[2]	7.9x	9.2x	9.7x	10.0x	9.7x	10.8x	12.2x



Shareholder Nominee: Michael Heim

"The other large cap public midstream companies would all have an eye on Phillips 66's midstream business if it were for sale. Given how underperforming the business has been, all the peers would know that 4 billion of EBITDA could easily be turned into 5 billion or more."

Source: Bloomberg.
(1) Calculation details presented in the appendix.
(2) Consensus 2026E TEV / EBITDA.

OPERATING REVIEW: ROADMAP FOR CHANGE

Strategic focus and a culture of excellence start at the top. Refreshing leadership and re-prioritizing strategic goals will drive an organization-wide transformation back to a market-leading refining franchise.

REFINING TODAY	PRACTICAL SOLUTIONS
Senior leadership severely lacks refining expertise	**Add refining experience to the board**

- Set refining profitability improvement as the #1 strategic goal for the whole organization
- Demand board-level accountability of the leadership team and refining organization to see actionable progress

Endemic complacency; ill-conceived targets	**Instill a culture of transformation & excellence**

- Compensate employees throughout the organization for good ideas which increase EBITDA/bbl
- Remove reliance on management consultant targets to drive success, approach with industry mindset

Disconnect between decision-makers and operators	**Recruit and retain visionary talent**

- Put refining excellence at the core of Phillips 66's go-forward strategy, encouraging and empowering employees to excel
- Seek out best-in-class operating talent from top-tier competitors

ENHANCED OVERSIGHT: OPERATING PERFORMANCE

Elliott selected Brian Coffman given his reputation as a best-in-class refining operator with deep knowledge of the Phillips 66 refining assets (former manager of the Bayway and Humber refineries).



Brian Coffman

Key Executive Experience

- Former CEO and Director of Motiva Enterprises
- Former SVP of Refining at Andeavor
- Three decades at ConocoPhillips

Board Experience

- Current: TPC Group, Idaho Asphalt Supply
- Former: American Fuel & Petroleum Manufacturers, American Petroleum Institute, Greater Houston Partnership, Motiva Enterprises

Key Competencies to Add to the Phillips 66 Board

↗ Extensive executive-level operating experience in refining
↗ Combines fresh perspectives with decades of experience with the Phillips 66 assets
↗ Significant company board experience in the refining and petrochemical industries

Mr. Coffman on the refining operating review:	*"The status quo is no longer acceptable! The Board must steer and oversee a review of the operating performance and hold management accountable for improvement. I welcome the opportunity to roll up my sleeves and work side-by-side with Phillips 66 employees to drive improvement - we need their collective knowledge and buy in to quickly turn the operating performance around."*

OPERATING REVIEW:
REFINING PROFITABILITY DRAMATICALLY LAGS PEERS

STEPS OF A REVIEW	ELLIOTT'S OUTSIDE IN 2024 OPERATING REVIEW
1 COMPARE REFINING PROFITABILITY VS. PEERS	• Using publicly available data, we performed an in-depth refining operational review, *showed on subsequent pages*
2 BENCHMARK REFINING KIT VS. PEERS	• We worked with Greg Goff, nominee Brian Coffman, a team of former refining executives from Western Refining and other refining industry executives
3 STUDY REGIONAL COMPETITIVENESS	• Elliott additionally used a well-respected, third-party refining industry firm, Baker & O'Brien's *PRISM Model* to help understand the intrinsic profitability of Phillips 66's kit relative to its actual results and peers
4 EVALUATE CLOSEABLE PROFITABILITY GAP	– In the subsequent pages, we show individual refinery-level profitability models of each of Phillips 66's refineries which are meant to model the **refineries based on the kit and market only**, not influenced by operations

Phillips 66's Board needs to execute a formal operational review of its refining business in order to understand the reasons behind lagging profitability – and how to reverse course.

OPERATING REVIEW: PHILLIPS 66 SHOULD HAVE A COST ADVANTAGE

Phillips 66 loads a higher percentage of discounted crude vs. peers, giving it an input-cost advantage.



% of Discounted Crude Fed

Phillips 66 not only loads more discounted crudes than peers, but also pays lower prices on its WCS due to Central Corridor positioning vs. peers primarily running WCS in the USGC

	PSX	VLO	MPC
% of Discounted Crude Fed	32%	22%	15%
2024 Est. Crude Cost Advantage vs. VLO ($/bbl)[1]	+$2.73	—	+$1.20[2]

Source: Based on TPH & Co. Research estimates of crude loading.
(1)   Calculated based on multiplying estimated % crude inputs by 2024 average $/bbl for the given crude. See the Streamline 66 Wolfe Refining Conference Presentation for further details.
(2)   MPC estimated to have a lower-cost total crude slate vs. VLO despite loading less advantaged crude due to VLO loading an estimated ~20% LLS & Eagle Ford Crudes, which trade at a premium to WTI.

OPERATING REVIEW: REGIONAL COMPETITIVENESS

Phillips 66's refining assets are some of the best assets in their respective markets; the complexity, scale and flexibility of each refinery should allow it to better compete with peers Valero or Marathon in each region.

	ADVANTAGES	DISADVANTAGES
GULF COAST	✓ Heavy coking capacity with low input costs ✓ Substantial export capacity at Lake Charles refinery ✓ High margin products of petchems, needle coke, and base oils	✖ Lake Charles limited diesel hydrotreating capacity ✖ Sweeny lack of export capacity flexibility
CENTRAL CORRIDOR	✓ Very high WCS exposure giving multiple $/bbl input cost advantage versus other regional peers ✓ High distillate cut ✓ Niche product placement	✖ Inconsistent operations at WRB Refining JV ✖ Exposure to Canadian crude with potential tariffs
WEST COAST	✓ Ferndale refinery is one of most economic on West Coast ✓ Wilmington real estate redevelopment offers substantial upside ✓ Niche product placement	✖ Wilmington (closing in 2025) is one of the lowest margin refineries on the West Coast after years of underinvestment
ATLANTIC BASIN	✓ Humber is likely the best refinery in the Atlantic Basin ✓ Needle coke at Humber and polypropylene at Bayway ✓ Substantial Bayway FCC volumetric gain	✖ Lacks Tier 3 Gasoline capacity at Humber ✖ High opex at Bayway from location

82

OPERATING REVIEW: GULF COAST

Key Asset Overview

- Phillips 66's Gulf Coast refineries should be competitive vs. Valero and Marathon given the high complexity and logistical flexibility
- Higher coking capacity should provide an input cost advantage that is offset by the volume gain from hydrocracking that is more prevalent in VLO's portfolio
- Kit is able to compete with MPC and should be at a premium to VLO under optimized performance
- Shortcomings potentially driven by performance optimized for base oils (M&S) or CPChem

Lake Charles

- High complexity, specialty coking refinery with export capacity to Latin America
- Production of high-margin base oils via Excel Paralubes JV (sold to M&S segment) and specialty / needle coke
- Inability to produce ULSD given lack of diesel hydrotreating capacity, forcing all diesel exports outside of US rather than up Colonial / local

Sweeny:

- High complexity, coking refinery with petrochemical feedstock / aromatic production
- Asset is not on the water – 30 miles inland; targets Pasadena to Houston market
- Does not have direct access to docks for export given existing Sweeny docks are utilized by NGL facilities; estimated to lower profits by ~3c/gal on ~25% of exports

PRISM MODEL RESULTS





Source: Baker & O'Brien's *PRISM* forecast estimates for data. Elliott analysis for asset description.

OPERATING REVIEW: CENTRAL CORRIDOR

Key Asset Overview

- Phillips 66's Central Corridor refining assets are very strong and should deliver superior EBITDA / bbl relative to both Marathon and Valero
- High exposure to cheaper WCS crude benefits the refining kit (input cost tailwinds), increasing profitability
  - Central corridor refineries run the highest heavy crude slate, approximately ~40% more than Valero, affording Phillips a substantial input cost advantage
  - Given refinery locations in the northern part of the US, WCS input crude is even cheaper than WCS / Maya exposure on the Gulf Coast
- High distillate cut increases profitability
- Higher coking capacity should provide an input cost advantage that is offset by the volume gain from hydrocracking that is more prevalent in VLO's portfolio
- Billings and certain Central Corridor refineries sell into niche or advantaged product markets, increasing netbacks
- Operations have been challenged within the WRB JV and would benefit from an improved refining focus from management to deliver higher profitability

Billings:

- Likely one of the most attractive refineries in the US
- Heavy WCS / crude loading affords it an input advantage
- Product placement into niche markets via Yellowstone pipeline gives it an estimated ~15cpg benefit

PRISM MODEL RESULTS





Source: Baker & O'Brien's *PRISM* forecast estimates for data. Elliott analysis for asset description.

Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix

OPERATING REVIEW: WEST COAST

Key Asset Overview

- Phillips 66's Wilmington refinery, which has been announced to be closed at YE 2025 is likely the least competitive refinery in the West Coast market (see RHS)
- Remaining Ferndale refinery is expected to be more profitable than all MPC and VLO refineries – including MPC's attractive LA Refinery
- Wilmington closure will reveal a materially better refining kit than previously understood in the West Coast, especially after removal of Renewable Diesel reporting
- Wilmington real estate development could offer substantial unmodeled upside value

Ferndale:

- Simple, light sweet refinery to run ANS and lighter crudes
- Niche PNW market allows for premium pricing
- High clean product yield increases profitable vs. regional competitors which prioritize asphalt market
- No coking or hydrocracking capacity
- Residual fuel oil is sold into the marine bunker fuel market

PRISM MODEL RESULTS





Source: Baker & O'Brien's *PRISM* forecast estimates for data. Elliott analysis for asset description.

OPERATING REVIEW: ATLANTIC BASIN / EUROPE

Key Asset Overview

- Phillips 66's Atlantic Basin assets are competitive vs. the broader Atlantic Basin and Valero's kit
- Bayway and Humber both primarily use Brent or West African crudes, given lack of economic access to Jones Act compliant shipping

Humber:

- Humber refinery is likely the best refinery in the Atlantic Basin
- High complexity refinery with the ability to produce and sell needle coke to global markets
- Unable to produce Tier 3 gasoline spec for the US, so must sell gasoline into West Africa; Dangote desulfurization is a risk

Bayway:

- Bayway refinery is one of the best PADD 1 refineries
- One of the largest FCCs in the United States, providing substantial volumetric swell
- Production of polypropylene increases profitability
- Substantial bunker fuel production
- Higher employee / operating cost in the tri-state area vs. the US Gulf Coast
- Valero's Quebec City refinery takes in WTI, offering an input cost advantage vs. Brent



PRISM MODEL RESULTS

PRISM Five-Year Average Net Cash Margin (2019 - 2023)

Atlantic *PRISM* NCM, $/b Input

Source: Baker & O'Brien's *PRISM* forecast estimates for data. Elliott analysis for asset description.

OPERATING REVIEW: CONCLUSIONS FROM ELLIOTT'S DILIGENCE

Elliott's diligence confirmed that Phillips 66's refining assets have substantial scale and flexibility, which should result in comparable profitability to peers Marathon and Valero.

1 Refining Lags Peers on Both Opex and Gross Margin

2 The Refining Kit Is Strong When Compared To Peers:
- Similar fluid catalytic cracking (FCC), hydrocracking + distillate hydrotreating and octane capacity across the portfolio
- Elevated coking capacity at ~20% of total throughput vs. MPC / VLO at ~10-15% allows for heavier crude loading

3 Assets Should Be Competitive Vs. Peers Across Regions:
- **Central Corridor**: Heavy coking exposure at Wood River and Billings with large WCS loading in niche markets
- **Atlantic Basin / Europe**: Bayway is likely the most profitable in PADD 1; Humber one of the most profitable in Europe
- **Gulf Coast**: High-conversion refineries with logistical flexibility, advantaged feedstocks and ability to make specialty products

4 Evaluate Closeable Profitability Gap:
- Refining should be able to achieve comparable refining EBITDA without any incremental capital investment

HISTORICAL SELLSIDE VIEWS

"Relative to our coverage group, **we think that PSX (a) has a strong portfolio of assets**, (b) checks all of the boxes in terms of management quality and balanced capital allocation, and (c) has an increasingly compelling valuation versus both the majors and the refiners."

J.P. Morgan, October 30, 2018

"Furthermore, **PSX's refinery assets are some of the best-in-class** vs overall industry with a Nelson Complexity Index of 11.1."

UBS, January 26, 2021

Phillips 66's refining kit is comparable to peers Marathon and Valero – its underperformance is primarily driven by poor operational execution, rather than the quality of the assets.

ENHANCED OVERSIGHT: RESTORING CREDIBILITY WITH INVESTORS

Elliott selected Stacy Nieuwoudt given her reputation as a leading energy analyst who can effectively bridge the gap between management and the expectations of the investor community.

Stacy Nieuwoudt





Key Executive Experience

- Senior Energy and Industrial Analyst at Aptigon Capital (a Citadel company)
- Energy equities analyst at Surveyor Capital (a Citadel company)

Board Experience

- Current: enCore Energy, ProFrac
- Former: Independence Contract Drilling

Key Competencies to Add to the Phillips 66 Board

↗ Brings an investor mindset to help drive shareholder returns and reverse underperformance
↗ Deep understanding of best–practice governance at the Board level

Ms. Nieuwoudt on improving investor perception:	*"If we want investors to believe in the Phillips 66 story and have confidence in the Company as a best-in-class operator – this confidence starts with the Board and Management setting and meeting clear performance objectives. Investors are fed up with the lack of accountability and oversight from the current Board and Management."*

ENHANCED OVERSIGHT
SHAREHOLDER NOMINEES' FIRST 100 DAYS PRIORITIES



"My plan is to visit each refinery and talk to key refining and commercial personnel. These are the employees who will lead the significant margin and cost optimization improvements. It will only happen because of their experience and buy-in. They will know where the opportunities are and will want to be empowered to drive to a best-in-class performance."



"I don't see the value of the integration they claim to enjoy. Where is the evidence? It's a different structure than Marathon or Valero – and they have been the better performers. I will insist that we take a harder look at this structure. The Board needs Directors with no pre-ordained conclusions."



"Midstream businesses can be growth engines, but they need the right structure to compete. Phillips' midstream business is constrained in so many ways in the current structure. I think people will be amazed at what is possible with these assets."



"The lack of interest in Phillips' stock from active managers is the market speaking to Company leadership. It is evident that the Phillips' Board does not have its performance-driven and execution-focused mindset. I will make sure the Board doesn't lose focus on investors' views."



PHILLIPS 66
May 21
Annual Meeting

OPERATING REVIEW **INSIST ON TRANSPARENCY** **COLLABORATION**

ANNUALLY ELECTED BOARD **HIGHER AMBITION** **ACCOUNTABILITY**

EXPLORE SEPARATION OF MIDSTREAM

CONCLUSION: A CLEAR CHOICE





STATUS QUO

- Billions of Dollars in Trapped Value
- Operational Underperformance
- Lack of Ambition
- No Appeal for Active Energy Investors

STREAMLINE 66

- Unlock Trapped Value
- Mandate to Improve Performance
- Management Accountability
- Annually Elected Board
- Path to 75%+ increase in share price



STREAMLINE 66

ADDRESSING PHILLIPS' CLAIMS

A PATTERN OF MISREPRESENTATION BY PHILLIPS

CLAIM	REALITY
ELLIOTT IS NOT ENGAGING IN GOOD FAITH	● Elliott is focused on substantive change to help turn around a company that has underperformed peers for years. It is management's unwillingness to engage constructively with value-generative ideas supported by shareholders that has mandated the need to take our case to a vote
PHILLIPS OUTPERFORMS ON RETURNS METRICS	● Phillips cash returns lag peers as a percentage of market cap ● The company presents a flawed calculation of return on capital to claim superiority to peers, and conveniently ignores the cost of capital advantage of their midstream peers ● An appropriate calculation shows that Phillips underperforms both refining and midstream peers, especially when considering cost of capital differences
PHILLIPS TSR HAS OUTPERFORMED PEERS	● Phillips' claim rests on an illogical peer group, an incorrect methodology, and a misleading start date ● Phillips' own annual reports and proxy filings clearly show Phillips TSR has under delivered
BENEFITS TO INTEGRATED PORTFOLIO	● Any benefit of integration does not show up in Phillips' financials as the company underperforms peers ● Management has been unable to quantify the benefits of integration despite every opportunity to do so ● Phillips' equity trading does not reflect the downside protection that management claims the portfolio provides
A BUSINESS SEPARATION IS INFEASIBLE	● Almost all Midstream can be monetized through either outright sale or a substantial monetization ● The Company is materially over-estimating the tax impact of a midstream sale. Regardless, the value currently trapped in Midstream is significantly greater than any possible tax leakage ● A standalone Phillips refining company would be competitive given its scale and asset quality
REFINING MARGINS ARE ACCEPTABLE	● Phillips claims success on $1/barrel reduction in refining costs – this was largely driven by market prices of input costs ● Even if one believes the Company's assertion that margins are impacted by accounting differences, a large profitability gap remains
PHILLIPS TRADES AT A PREMIUM TO VALERO	● This is not true. The Company's assertion that they trade at a premium to refining peers is driven by a) improper accounting and b) outperformance since Elliott's letter
ELLIOTT'S DESTAGGERING PROPOSAL IS ILLEGAL	● Our proposal is non-binding, and compliance with our board policy would be voluntary. There is no legitimate grounds to challenge a non-binding board policy.
ELLIOTT'S NOMINEES ARE WEAK	● Elliott's nominees bring an ownership mindset, extensive transaction experience, and operating expertise that is currently missing from Phillips' senior leadership ● The company's slate is constructed to insulate management from accountability and preserve the status quo

CLAIM: ELLIOTT HAS ENGAGED IN BAD FAITH
REALITY: A CONVIENIENT NARRATIVE CRAFTED BY PHILLIPS

Either the board supports these actions or has lost control of the management team. Under either scenario, significant change in needed

PHILLIPS EMPLOYED A SERIES OF DELAY TACTICS…

- Dragged out discussions of board refreshment in late 2023/early 2024, **forcing Elliott to privately nominate**
- Reneged on adding an agreed-upon second director, allowing the timeline to slip from Q2 2024 to Q4, before abandoning the effort altogether
- **Never** shared a list of prospective candidates to facilitate the process of appointing a mutually agreed director

…AND REFUSED TO EVALUATE BOARD CANDIDATES…

- Elliott shared 10 names with the company over the course of our initial engagement, including five former CEOs of prominent energy companies. **Phillips passed over or never interviewed these high-quality candidates**
- Exaggerated or misrepresented facts to assert conflicts of interest

…ONLY TO LATER MISREPRESENT OUR WILLINGNESS TO ENGAGE…

- Misleadingly described Elliott as unwilling to have its director nominees interviewed by the Board. In fact, Elliott confirmed to the Company that it would allow its candidates to be interviewed if the Company agreed on a framework for a path forward
- Avoided meeting with Elliott for three weeks following our Feb 11th public presentation earlier this year
- Baselessly claimed that Elliott shut the door on further discussions after our March 3rd meeting
- Rejected our request to meet with any of Phillips' independent directors, **forcing all engagement to be conducted through CEO Lashier for over two months**
- Misrepresented Elliott candidates' track records and motives, and accused fellow investor Greg Goff of conflicts of interests

…AND ENACT ENTRENCHING BOARD CHANGES

- Announced the departure of directors Adams and Ramos only **after** our intent to nominate became public
- Preserved ambiguity about the planned class size at the 2025 Annual Meeting
- Only announced it would make four seats available at the 2025 Annual Meeting after Elliott filed a lawsuit to protect its shareholder rights

PHILLIPS TSR CLAIMS OUTPERFORMANCE

PHILLIPS 66'S TSR DISTORTION:

1. Uses a misleading start point for TSR <u>which is flattered by >50% of relative TSR underperformance driven by poor operations while Lashier's was COO</u>

2. <u>Includes low-quality, poor-performing and inappropriate small-cap refining peers</u>

3. Intellectually dishonest methodology:

   – By using a median while also using a peer set with inappropriate peers, the Company <u>effectively excludes the outperformance of the most appropriate comps, Valero and Marathon</u>

   – Rebalances segment weightings based on forward segment EBITDA, allowing the Company to <u>deemphasize their main refining business in their TSR calculation</u>

"If you look at our TSR performance since July of 2022, when I moved into the CEO position, TSR has been something like 66%, 65%, again, higher than the basket of our refining peers, higher than the S&P Energy Index as well. And so all of those metrics are <u>firm</u> and <u>indisputable</u>."

Phillips 66 CEO Mark Lashier, March 18, 2025

CLAIMING TSR OUTPERFORMANCE

In order to manufacture outperformance, the Company needs to assume both 1) an incorrect peer group and 2) a misleading timeframe

This leads to a TSR conclusion which conflicts with its own SEC reported values

COMPANY PROXY MATERIALS



PHILLIPS 2024 10-K



1. MISLEADING STARTING POINT

Phillips 66 has touted its TSR since Mark Lashier began as CEO in July 2022. This is not an honest reference point as Mr. Lashier was the COO since April 2021. The company underperformed significantly during his COO tenure due directly to poor operations. This flatters the TSR the Company shows.

Cumulative TSR while Lashier was COO:



225
200
175
150
125
100
75
Refining Peers
Midstream Peers
PSX
"Refinery operations weakened in 2021-22 given elevated planned and unplanned maintenance."
TD Cowen, September 11, 2024
159
140
106
The Company's TSR start date
3/31/21
6/30/21
9/30/21
12/31/21
3/31/22
6/30/22

Refining Utilization	2021	2022
PSX	84%	90%
MPC	91%	96%
VLO	88%	94%

Relative TSR vs. P66 Using the Company's FLAWED Methodology, but Changing the Starting Point to:



1-year
3-year
5-year
Since COO
(28)
(14)
(48)
(46)

Phillips 66's choice of only looking at Lashier's tenure as CEO hides the fact that Lashier's stint as COO led to >50% relative underperformance vs. its refining peers, given poor operations during the "Golden Age" of refining.

Even under the Company's owned flawed methodology, Phillips 66 has underperformed its own peer group across 1, 3 and 5-year performance periods, but choses not to show that.

Source: Bloomberg, company filings.
Note: TSR performance since the unaffected date of 2/10/25.

2. LOWERING THE BAR WITH THE INCLUSION OF INAPPROPRIATE PEERS

In addition to Phillips preposterous synthetic peer group methodology, Phillips 66's refining peer group is populated with four inappropriate (and poorly performing) peers which are included to show its performance in a more flattering manner.

Phillips 66 Refining Peers

TSR Period Median[1]

Company	Appropriate Peer?	Market Cap	% PSX Mkt. Cap	1-Year TSR	3-Year TSR	5-Year TSR	10-Year TSR
CVR Energy	No	$2bn	~4%	(42)	29	2	29
Delek	No	$0.8bn	~2%	(28)	20	(20)	(18)
HF Sinclair	No	$6bn	~14%	(34)	15	1	32
PBF Energy	No	$2bn	~4%	(45)	60	10	30
Valero Energy	Yes	$36bn	~86%	(1)	67	103	268
Marathon Petroleum	Yes	$42bn	~100%	(8)	107	230	313
Phillips 66		**$42bn**		**(12)**	**55**	**69**	**136**

The Company's method uses an in-group median rather than average. This sets up a scenario where the refining impact is always coming from average of CVR, Delek, HF Sinclair or PBF. This means that Phillips 66 is only comparing its performance to inappropriate small cap refiners.

Source: Bloomberg.
(1) The TSR Period Median equals the average of the two yellow highlighted companies each year.

2. PHILLIPS TSR METHODOLOGY EFFECTIVELY EXCLUDES CORE PEERS

RELATIVE TOTAL SHAREHOLDER RETURN

	Company's Flawed Methodology			Correct Methodology	
	As Shown	Excluding Valero and Marathon from Refining Peer Set	Replacing Valero and Marathon with Apple and NVIDIA in Refining Peer Set	PSX TSR vs Valero and Marathon Avg.	PSX TSR vs Sum-of-the-Parts Weighted Peers
Phillips' Misleading Date Range 6/30/22 to 3/31/25	24	26	24	5	(9)
To Unaffected Date (2/10/25)					
1-Year	(28)	(25)	(28)	(8)	(27)
3-Year	(14)	(5)	(14)	(32)	(22)
5-Year	(48)	(46)	(48)	(97)	(91)
		DE MINIMIS CHANGE EXCLUDING VLO AND MPC	**NO CHANGE IF SWAP THE TWO CORE COMPS WITH HIGH PERFORMING TECH NAMES**	**IT IS CLEAR WHY PHILLIPS DESIGNED A TSR METHODOLOGY THAT EFFECTIVELY EXCLUDES THE PERFORMANCE OF ITS CORE PEERS VLO AND MPC**	

Source: Bloomberg.

2. VALERO AND MARATHON ARE THE ONLY SENSIBLE PEERS

Enterprise Value ($bn)



2024A Throughput (MMbbl/d)



2024A Adjusted EBITDA ($bn)



2024A Free Cash Flow ($bn)



Source: Bloomberg and company filings.

Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix

3. DISINGENUOUS METHODOLOGY

[1] Calculated as the weighted average of Refining (CVI, DINO, DK, MPC, PBF, VLO), Midstream (OKE, TRGP, WMB), and Chemicals (DOW, LYB, WLK) Performance by Proxy Peers' TSR based on the weighting of consensus NTM EBITDA estimates for PSX's segments.

[2] Source: FactSet; market data as of March 31, 2025.

[3] Shown since June 30, 2022, one day prior to Mark Lashier's appointment as CEO.

> The "synthetic basket of our segment peers" footnote

HERE IS WHAT THIS TSR METHODOLGY MEANS:

1. The Company is weighting its **historical performance**, based on its **forward EBITDA**.

2. As Phillips 66's refining EBITDA eroded due to poor operating performance, the refining weight in its synthetic peer group dropped, masking the impact of Phillips' underperformance against its core peers, Marathon and Valero

CLAIM: COMPETITIVE CAPITAL RETURNS
REALITY: CAPITAL RETURNS LAG PEERS

Phillips 66 has repeatedly highlighted the absolute dollar amount it has returned to shareholders via dividends and share repurchases, without mentioning that it trails its peers relative to its market cap on this metric. Management's omission of key information deceives shareholders.

> "We achieved our shareholder distribution target, **returning $13.6 billion to shareholders** through dividends and share repurchases from July 2022 through year-end 2024."
>
> **Phillips 66 CEO Mark Lashier, April 7, 2025**

> "We've divested over 3 billion in assets in the past year and we've maintained a strong balance sheet while **returning $13.6 billion to shareholders** through that combination of share repurchases and dividends since July of 2022. You'll recall that original target was $10 billion to $12 billion and we raised it to $13 billion to $15 billion. We were well on the way to that $15 billion, but in the second half of last year, refining margins pulled back but we were still able to get in that zone of $13 billion to 1 5 billion."
>
> **Phillips 66 CEO Mark Lashier, March 6, 2025**

> "Returning significant capital to shareholders with 1 3.6 billion in share repurchases and dividends from July 2022 through year-end 2024, exceeding our shareholder distribution target."
>
> **Phillips 66 Letter to Shareholders, March 5, 2025**

Cumulative Return of Capital Since July 2022 as % of Current Market Capitalization[1]



Source: Bloomberg, company filings.
(1)   Shown from 07/22 through to 12/24.

Executive Summary   Phillips Requires Change   STREAMLINE66   Addressing Phillips' Claims   Appendix

CLAIM: ENHANCED RETURN ON CAPITAL
REALITY: LAGGING RETURN ON CAPITAL

Management has cited a high return on capital over the past 10 years as an indication of their competence. Over a more relevant five-year time horizon, Phillips 66 has underperformed both refining and midstream peers, with the underperformance especially stark after adjusting for midstream's lower cost of capital.

> **"[Over] the last 10 years, our [Return on Capital Employed (ROCE)] has been higher than our refining or midstream peer sets**. And we absolutely believe and are committed to ROCE as a key metric because we believe that we can accrete ROCE through disciplined investments, through disciplined asset dispositions and asset acquisitions. **And we believe that ROCE is the leading indicator for increasing total shareholder return."**
>
> **Phillips 66 CEO Mark Lashier**
> **Wolfe Refining Conference**
> **March 6, 2025**



5-Year Avg Return on Capital[1]

- PSX: 13.6%
- Refining Peers (VLO & MPC): 17.3%
- Midstream Peers w/ Cost of Capital Adjustment[2]: 14.6%

Source: Bloomberg.
(1) Reflects tax-effected Adj EBIT (NOPAT) divided by invested capital (Net PP&E + NWC).
(2) Midstream peers reflect EPD, TRGP, OKE, and MPLX. Return on capital calculation adjusted to account for the 5yr avg difference between PSX WACC and the WACC of Midstream peers, which amounts to 1.2%. WACC calculated based on the weighted avg cost of debt and the weighted avg cost of equity. Cost of debt per Bloomberg. Cost of equity calculated based on the avg 1y fwd Adj EPS yield, which reflects market pricing of cost of equity.

CLAIM: ACHIEVED REFINING COST CUTS OF $1/BBL
REALITY: COST CUTS ARE MANUFACTURED

About two thirds of Phillips 66's achieved 1/bbl of opex reduction appears to be driven by natural gas pricing reductions rather than fundamentally lower costs, according to the Company's own commodity sensitivity.[1] Nonetheless, management has claimed credit and victory on cost improvements.

Phillips 66 Refining Operating Expense per Barrel (excl. TAR) vs. Henry Hub Price ($/MMbtu)



Source: Company Filings.
(1)   Pricing sensitivity based on Phillips 66 Company disclosure. See appendix for backup calculations.

CLAIM: STRUCTURE GIVES SYNERGIES AND RESILIENCY
REALITY: NO BENEFITS OF INTEGRATION TO INVESTORS

Our research has revealed that there is very little benefit to the conglomerate structure at Phillips 66 and no material reason that the midstream and/or chemicals businesses can't be separated from refining.

BENEFIT OF INTEGRATION	COMPANY CLAIM	REALITY
Higher Returns and Reduced Volatility	▪ Integration allows Phillips 66 to deliver higher returns and lower volatility vs. peers ▪ Provides protection in the downside of weak refining environments	✖ Shares trade like a refiner, offering **no dampening of volatility to shareholders**
Strategic Integration Across Segments	▪ Integration between refining, midstream and chemicals offers unique opportunities across the value chain	✖ **CPChem 50/50 JV structure and DCP minority interest likely does not allow Phillips 66 to receive favorable treatment vs. the broader market** ✖ USGC is a very liquid market for crude, NGLs and natural gas; no scarcity
Economic Synergies and Potential Cost Savings	▪ Integration provides economic value to Phillips 66 from market opportunities ▪ Potential for reduced overhead/operating expenses	✖ **Minimal synergies relative to massive opportunity for value creation from separation** ✖ CPChem's separate management team likely leads to duplicative costs

CLAIM: INTEGRATION PREVENTS SEPARATION
REALITY: SEPARATION CAN BE SOLVED VIA CONTRACTING

Just because molecules move between Phillips 66's midstream, refining and chemicals businesses does not mean common ownership is required or that such relationships cannot be contracted.

MIDSTREAM AND REFINING	CHEMICALS AND MIDSTREAM / REFINING	REFINING AND M&S
• Enbridge has a ~13% interest in the DCP MLP that sits within the Phillips 66 Midstream business. It would be a potential violation of fiduciary duty if commercial arrangements resulted in value leakage	• CPChem has Chevron as a 50% JV owner, who does not allow excess value to flow from CPChem to Phillips 66	• We see strategic value in keeping refining and the non-retail components of M&S together in order to guarantee optimal placement of refined product
• True "Inside the Refinery Gate" midstream assets should likely not be sold or spun-out (estimated at ~$350mm of annual EBITDA)	• Complex contracts are already in-place to effectively govern how molecules move between CPChem and Phillips 66 in a commercially fair manner	• Accordingly, **we do not think that refining and M&S should be separated** as integration between these businesses provides value
• Capacity on key strategic pipelines can be secured via contracts. **Such contracts and arrangements are very common in energy infrastructure today**	• It is very common for separately owned chemicals and refining businesses to be co-located and to have certain shared assets	
• For select highly-strategic pipelines, monetization via a minority-stake sale that allows RemainCo to maintain control could make sense	• The USGC is a highly liquid market for chemical feedstocks and separation will in no way jeopardize CPChem's ability to contract around feedstock supply and offtake agreements	

CLAIM: SALABLE PORTION OF MIDSTREAM IS LIMITED
REALITY: ALMOST ALL OF MIDSTREAM CAN BE MONETIZED

The vast majority of Phillips 66 Midstream EBITDA could be fully sold or separated as part of a tax-free spin.

Midstream Segment
~$3.9bn Total 2025E Consensus EBITDA

>90% of midstream EBITDA can be fully sold or substantially monetized

NGL business could be fully sold to a single buyer or potentially multiple

Marathon maintains a controlled midstream segment due to its dramatically higher associated & inside the refinery gate EBITDA

$553
14%

$518
13%

$2,511
64%

$350
9%

Stakes in third-party operated pipes could be easily sold at a market price

Major interstate FERC-reporting pipes that primarily transport crude and products to/from Phillips 66 refineries could be fully monetized in a sale-leaseback structure or partially monetized via a minority stake

Leaves just ~$350mm of midstream EBITDA that should stay with refining

Source: 2025E Consensus Midstream EBITDA per Bloomberg. Breakdown based on third-party energy consultant views.

CLAIM: MIDSTREAM SALE COULD RESULT IN LEAKAGE UP TO $10BN
REALITY: LEAKAGE IS OVERSTATED; TAX-FREE SPIN ON THE TABLE

Phillips 66 has claimed that in a 50bn T EV midstream sale, "tax leakage costs could be as high as 10 billion."[1] This would require that there is **little tax basis in the $50bn asset.** This is highly unlikely if not impossible.

For this to be true, you **need to believe the following:**	OR: Phillips is **not prioritizing shareholder interests:**
❌ **Despite Phillips 66 publicly confirming that the acquisitions of DCP (2023) and PSXP (2022) were taxable transactions**, thereby stepping up the basis of the majority of midstream assets, **these assets have minimal tax basis today**	✅ Despite claiming they have actively evaluated a sale of midstream, **Phillips 66 has not performed a reasonable tax analysis for the transaction** because they never seriously considered it
❌ **Despite having >$15bn of estimated liabilities** at the midstream entity including PSXP and DCP debt, working capital and other liabilities, **there is minimal tax basis attributed to the liabilities**	✅ The Company has performed the tax analysis, but is **hiding the result from shareholders as it does not support their narrative**
❌ The tax basis of the non-DCP or PSXP assets (which are the minority of midstream assets) **has >$15bn of negative basis as to outweigh the >$15bn of liabilities** associated with the midstream business	✅ **Avoiding focusing on a tax-free spin** as a valid option, if remarkably tax leakage proves substantial

ELLIOTT HAS WORKED WITH A TOP ACCOUNTING FIRM WHICH HAS PERFORMED AN OUTSIDE-IN ANALYSIS TO CONFIRM THAT NONE OF THESE ARE TRUE.

WE INVITE THE COMPANY TO SHARE ITS TAX WORK WITH ALL SHAREHOLDERS. THE COMPANY'S TAX BASIS IS NOT COMMERCIALLY SENSITIVE OR MNPI.

Our in-depth work, confirmed by multiple accounting experts, has shown that the taxes for a potential sale are likely to be materially lower than $10bn. Phillips 66 could also separate its midstream business via a tax-free spin.

(1) Phillips 66 Letter to Shareholders, 4/8/25.

CLAIM: NO MIDSTREAM BUYER WOULD PAY FOR SYNERGIES
REALITY: PHILLIPS 66 ITSELF PAYS 100% FOR SYNERGIES

Phillips 66 states that we "unrealistically assert that cash buyers would pay for 100% of synergies."[1] That is surprising, given Phillips 66 has fully paid for synergies in its midstream transactions.



TEV / EBITDA Multiple

>50% Premium

~6.9x
PSX 2021 - 2025 Avg.

~11.0x
Current

~8.5x
COMPANY MARKETED MULTIPLE FOR EPIC

PSX's EPIC NGL Acquisition [2]

Financials — Source: PSX's Jan. 6, 2025 Investor Presentation
- $2.20 B purchase price[1]; $0.20 B of approved pipeline expansion capital
- $280 MM EBITDA[2] including synergies
- 8.5x EBITDA multiple[2] including synergies
- <8x EBITDA multiple[3] post fractionation expansion opportunity

Either Phillips 66 thinks it is reasonable to pay a >50% premium to its own valuation for midstream assets, thereby destroying value, or it is fully paying for synergies in its own midstream acquisitions. Not so "unrealistic" as they claim.

Source: Company transcripts, presentations and filings.
(1) Phillips 66 Letter to Shareholders, 4/8/25.
(2) Current reflects estimated current EBITDA multiple based on latest S&P credit report. Company marketed multiple based on Phillips 66 disclosed multiple above.

CLAIM: M&S ALLOCATION LOWERS REFINING PROFIT GAP
REALITY: IF SO, THE COST PROBLEM IS EVEN WORSE

Does Phillips 66's refining EBITDA/bbl lag peers because the M&S segment contains EBITDA that should be attributed to refining on a constant accounting basis? Allocating gross margin and opex from M&S to refining shows Phillips 66 should have a relative gross margin advantage and has even more abysmal opex.



2024A Gross Margin ($/bbl)

We estimate that ~25% of the M&S segment (ex JET Germany/Austria) would be comparable to the amount of marketing in Valero based on prior company disclosures

Legend
- PSX Refining Segment
- PSX Refining + 25% of M&S
- PSX Refining + 50% of M&S
- VLO

$11.87
$10.83
$10.62
$8.84

Allocation of M&S to Refining suggests a gross margin advantage vs VLO

PSX   VLO

2024A Opex ($/bbl)

And increases the opex/bbl gap, suggesting greater upside from operational improvements

$8.00
$7.53
$6.61
$4.64

PSX   VLO

Allocating M&S to refining significantly widens the opex/bbl gap, suggesting there is _even more_ _operational upside_ if the refining system was run efficiently.

Source: Company transcripts, presentations and filings.

CLAIM: G&A ALLOCATION DRIVES THE REFINING COST GAP
REALITY: EVEN FULLY ALLOCATED, COSTS ARE TOO HIGH

The Company tries to claim that their refining EBITDA/bbl is worse than Valero's because they push more corporate overhead into the refining-segment opex line.

2024A Opex and G&A per Barell



Refining Opex / bbl	(+) Unallocated G&A / bbl	Opex + Unallocated G&A




Phillips opex/bbl is over $1.50 higher than Valero's, even if one fully pushes unallocated corporate G&A for both into refining opex, revealing that this is just another excuse for poor operations.

Source: Company transcripts, presentations and filings.

CLAIM: STANDALONE REFINING WOULD TRADE AT A LOW MULTIPLE
REALITY: PHILLIPS HAS THE SCALE AND ASSET BASE TO TRADE IN-LINE WITH VALERO & MARATHON

Phillips 66 has a scaled, diversified and high-quality refining asset base. Standalone Phillips 66 Refining would likely trade near scaled peers' valuations and at a premium to sub-scale regional refineries.



Refinery Systems Ranked by Scale
2026E Consensus Throughput (kbd)

TEV / EBITDA Excl TAR (2026E)

PBF has 60% capacity coming from disadvantaged markets. This leads to the Company being a high-cost peer with almost no EBITDA during 2024 (mid-cycle approximation). As such, PBF trades at a substantial discount to other public refiners.

Source: Bloomberg

(1) PBF is the highest cost public refiner, given its location in disadvantaged markets. In 2024, a reasonable approximation for a mid-cycle year, the Company produced almost no EBITDA. As such, PBF is materially more volatile than peers and trades at a substantial discount to other public refiners.

CLAIM: REFINING CANNOT COMPETE WITH MARATHON AND VALERO
REALITY: ASSETS ARE JUST AS CAPABLE AS PEERS

Phillips 66's refining kit exhibits similar capabilities to Marathon and Valero, and should perform equally well.



Coking Capacity
Includes highly profitable specialty coke capacity
19%
13%
11%
PSX
VLO
MPC
Fluid Catalytic Cracking Capacity
31%
32%
27%
PSX
VLO
MPC
Hydrocracking + Distillate Hydrotreating Capacity
Distillate Hydrotreating
Hydrocracking
41%
44%
31%
36%
26%
20%
5%
18%
11%
PSX
VLO
MPC
Octane Capacity (Alkyl + Reforming + Isom)
30%
26%
32%
PSX
VLO
MPC

Source: Baker & O'Brien estimates, in-line with Oil & Gas Journal reported metrics.
Note: All metrics expressed as a % of crude capacity.

112

Executive Summary | Phillips Requires Change | STREAMLINE 66 | Addressing Phillips' Claims | Appendix

CLAIM: PHILLIPS TRADES AT A PREMIUM TO ITS REFINING PEERS
REALITY: COMPANY DOESN'T KNOW ITS OWN ACCOUNTING

Phillips 66's repeated assertion that it trades at a premium valuation vs. refining peers is based on inconsistent accounting of turnarounds and investor excitement for change since Elliott's involvement.

> " Well, if you look at where we're trading today based on 2025 consensus earnings, **we're trading at something like an 8.8, 8.9 multiple**, that's more than one turn above our refining competitors. So, we believe there is some recognition of [the value of the midstream business] in the shares today."
>
> *Phillips 66 CEO Mark Lashier, Piper Sandler Energy Conference, March 18, 2025*



2025E TEV / EBITDA Multiple

PROPER ACCOUNTING AND MARKET ADJUSTMENTS

CORRECTED FOR ERRORS, PHILLIPS 66 IS TRADING LIKE A PUREPLAY REFINER WITH **NO** PREMIUM

Valero is the only pure-play refiner with comparable throughput capacity

VLO	PSX	Turnaround Accounting Normalized to Refining Convention	Reverse ~8% PSX px o/p since Elliott's 2/11/25 Public Letter	True PSX Trading Value
7.7x	8.9x	(0.6x)	(0.5x)	7.8x

Unadjusted 2025E Consensus EBITDA Multiples as of 3/13/25 from Bloomberg

It is not surprising that a management team and Board that don't understand basic refining accounting are overseeing lagging performance.

CLAIM: GOFF IS PAID BY ELLIOTT AND CONFLICTED
REALITY: NO CONFLICT, ELLIOTT HAS NEVER PAID HIM

Why seek to discredit a prominent Phillips 66 shareholder and reputable former energy executive for voicing concerns about the Company's direction?



" I am choosing to devote my time and energy to this effort because I believe Phillips 66 is not only a strong investment, but also a company where my support for Elliott's campaign can make a difference for employees and investors alike.

I have been disappointed by what I see as a breakdown in effective corporate governance at Phillips 66. "

- Respected industry veteran Greg Goff, who spent decades at ConocoPhillips and led a successful turnaround while CEO of Andeavor, has **publicly shared support for Elliott's value-creation plan at Phillips 66**

- Rather than welcome the involvement and expertise of one of the pre-eminent energy executives of our time, Phillips 66 responded to the news of Mr. Goff's investment and offer of support by immediately impugning his motives and questioning his integrity

- Phillips 66 baselessly claimed that Mr. Goff's involvement represents a conflict of interest, despite the fact that no such conflict exists. As a major Phillips 66 shareholder, Mr. Goff's interests are 100% aligned with those of other shareholders

- Phillips 66 also privately spread rumors that Mr. Goff must be receiving compensation from Elliott, which is false. **Elliott has never paid Mr. Goff a cent of compensation – including for anything related to Phillips 66**

- Elliott is proud of the fact that we have worked with Mr. Goff to evaluate private energy investment opportunities, a fact that we have never attempted to hide. Such partnership has allowed us to witness firsthand Mr. Goff's impressive ability to identify and develop a clear value-creation plan – experience that will be invaluable as we push for change at Phillips 66

IT SEEMS THE REAL REASON PHILLIPS REBUFFED MR. GOFF HAS NOTHING TO DO WITH HIS INDEPENDENCE FROM ELLIOTT AND EVERYTHING TO DO WITH HIS INDEPENDENCE FROM MANAGEMENT AND THE BOARD

ENHANCED OVERSIGHT: ANNUALLY ELECTED BOARD

Unfortunately, Phillips has come out against Elliott's annual election policy proposal for entirely unconvincing reasons, making claims about applicable law while conspicuously failing to cite any relevant legal authority.

 **PHILLIPS CLAIMS:** The annual election policy proposal would force directors to resign and therefore could be found by a court to conflict with its charter and Delaware law.

 **REALITY:** The Company's claims are false and misleading

The Company's claims rely on distractions and misrepresentations. The fact is that our proposal is non-binding, and compliance with it would be voluntary – requiring only that all Phillips directors have the courage to be accountable to shareholders on an annual basis. Public company board policies asking directors to resign under various circumstances are commonplace, including when a director fails to receive a majority vote in an uncontested election, changes their principal occupation, or has a conflict of interest. The very nature of a policy is that it cannot "compel" directors to comply. **There are no legitimate grounds to challenge a non-binding board policy asking directors to resign.**

Even so, if our proposal is approved, the Board would have flexibility to design a policy promoting the annual election of all directors in a manner that maintains an orderly director nomination and election process in compliance with applicable law.

Would a Board truly interested in good governance be so concerned about an advisory vote on a non-binding policy?

CLAIM: ELLIOTT NOMINEES ARE WEAK
REALITY: MISDIRECTION TO HIDE FROM ACCOUNTABILITY

NOMINEE	COMPANY CLAIM	REALITY
Michael Heim	✖ Mr. Heim oversaw a 93% TSR decline as a director of Evolve Transition Infrastructure.	▪ Mr. Heim is the founder and former President and COO of Targa Resources, one of the U.S. leading midstream companies, generating Total Shareholder Return of 1,204%[1] since its Initial Public Offering on December 12, 2010. ▪ Mr. Heim joined the Evolve Transition Infrastructure board in June 2022 as a Stonepeak-designated director. He does not sit on any committees and he waived any compensation.
Stacy Nieuwoudt	✖ Ms. Nieuwoudt served as a director at Independence Contract Drilling (ICD) and resigned only months before the company filed for Chapter 11 bankruptcy. ✖ Ms. Nieuwoudt has no experience as an operator in the energy industry.	▪ Ms. Nieuwoudt joined ICD when the company was already in distress following the Sidewinder transaction in 2018, with the intention of supporting the company through a difficult period. After an extensive period of operational improvement, strategic alternatives were explored at which time she left the Board. ▪ Ms. Nieuwoudt is a veteran institutional investor with a specialty in energy credit and equities, which is highly relevant to assess operational efficiency and capital allocation.

Source: Bloomberg.
(1) Assessed Time Period of 12/07/10 – 4/23/25, assuming dividends are 100% completely in Targa Resources and the Alerian MLP Infrastructure Index.

CLAIM: ELLIOTT NOMINEES ARE WEAK
REALITY: MISDIRECTION TO HIDE FROM ACCOUNTABILITY

NOMINEE	COMPANY CLAIM	REALITY
Brian Coffman	✖ Mr. Coffman is a repeat Elliott nominee and has previously served as a consultant for Elliott – raising questions about his ability to act independently. ✖ Mr. Coffman worked directly for Mr. Goff at Andeavor from 2013 to 2018 when the company was acquired by Marathon.	▪ Mr. Coffman has been a prior nominee for Elliott only once, which was at Phillips in 2024. ▪ Elliott prides itself on using the industry's best consultants – Mr. Coffman has a reputation as one of the best-in-class refining operators. ▪ Mr. Goff is one of the pre-eminent energy executives of our time. We view anyone who had the opportunity to collaborate and learn from Mr. Goff extremely favorably – this was a key reason why we are confident in Mr. Coffman's abilities.
Sigmund Cornelius	✖ Mr. Cornelius has been a director at three companies (CARBO Ceramics, Parallel Energy, USEC) that filed for Chapter 11 bankruptcy protection. ✖ Mr. Cornelius was a close colleague of Mr. Goff for 25 years at ConocoPhillips and also served on the Board of Andeavor with Mr. Goff from 2012 to 2019.	▪ USEC's 2014 bankruptcy was driven by the sharp downturn in enrichment pricing following the 2011 Fukushima disaster, not board failures or mismanagement. ▪ Again, we view anyone who had the opportunity to collaborate and learn from Mr. Goff extremely favorably – this was a key reason why we are confident in Mr. Cornelius' abilities.

CLAIM: PHILLIPS 66 BOARD HAS A STRONG GOVERNANCE CULTURE
REALITY: BOB PEASE AND OTHER DIRECTORS DO NOT POSSESS THE REQUIRED COURAGE TO MAKE CHANGE

When a governance culture is fundamentally broken, it requires exceptional courage for a single individual to stand-up to entrenched leadership and be a change agent without being co-opted.

> "You simply don't achieve **results like this** without a high functioning, deeply engaged board."
>
> Bob Pease, Independent Director, March 28, 2025

> "Although it is common operating practice in the US to have **the CEO also be the Board Chair**, and for a past CEO to hang around on the Board, **I feel they are both detrimental to a company in need of change**."
>
> Bob Pease, Written Assessment of Phillips 66
> November 13, 2023



PSX EBITDA / bbl spread to VLO (excl. TAR)

Indexed Share Price Performance since Pease Appointed to Board[1]

...Results like this?

Yet mere months later once subject to the pressures and influence of a broken governance culture...

On March 8, 2024, the Board of Directors (the "Board") of Phillips 66 (NYSE: PSX) appointed Mark E. Lashier, the Company's President and Chief Executive Officer and a member of the Board, to the additional position of Chairman of the Board, effective immediately prior to the Company's 2024 Annual Meeting of Shareholders to be held on May 15, 2024.

Source: Bloomberg.
(1)   Indexed equity price performance since 2/13/25. Refining Peers represent the average of VLO and MPC. Midstream Peers represent the average of MPLX, TRGP, EPD and OKE.

CLAIM: PHILLIPS CAN REFRESH ITS BOARD ON ITS OWN
REALITY: THIS IS NOT A SLATE THAT WILL DRIVE CHANGE

The current directors have shown an inability to hold management accountable and have accepted poor results. Both new nominees have a pre-existing friendly relationship with CEO Mark Lashier. This is not the slate needed for this moment.

Company Nominees



NIGEL HEARNE

- ✗ Acknowledged friendly relationship with CEO Mark Lashier which calls into question his independence
- ✗ Had operational and safety issues at Chevron – after his departure Chevron needed to undertake its current 20% cost out initiative
  - — In 2023, Chevron's Management Compensation Committee (MCC) reduced Hearne's compensation "as a consequence of cost and schedule slippage on major capital project in Kazakhstan, capex overrun in the Permian Basin, and safety performance."
  - — In 2024, Chevron's MCC reduced Hearne's compensation again "due to unplanned refinery downtime, which negatively impacted the Company's financial results, and tier 1 loss of containment events above threshold."



JOHN LOWE

- ✗ 13-year tenure compromises his independence
- ✗ Has accepted dramatic underperformance at Phillips 66 – why would anything change?
- ✗ Oversaw similar underperformance as Chair of Apache Corp where he was Chair from 2015 – 2022 (APA TSR -70.2% vs. XLE)[1]
  - — Mr. Lowe oversaw Apache's disastrous and expensive Alpine High strategic growth investment. Eventually it became clear investors had been misled about the underlying economics and the investment was written down by $3bn



BOB PEASE

- ✗ Supported CEO / Chair combination despite writing just months earlier that he opposed this governance structure in a company where change is needed
- ✗ Mr. Pease has failed to acknowledge Phillips' clear performance issues and has adopted the Company's empty, self-congratulatory rhetoric
- ✗ Despite his relevant experience, Pease's operational track record at Motiva and Cenovus is not as strong as that of the Elliott nominees



HOWARD UNGERLEIDER

- ✗ Apparent friendly relationship with CEO Mark Lashier calls into question his independence
- ✗ Background primarily in chemicals
  - — CEO and Chair Mark Lashier was the former CEO of CPChem and three other directors already have chemicals experience
  - — Chemicals only makes up approximately 15% of Phillips 66's EBITDA through a JV with its own management and Board

Source: Chevron Corporation Definitive Proxy, released 04/10/24 (https://www.bamsec.com/filing/119312524091327/1?cik=93410&hl=241965:241973&hl_id=v1yrly8kml). Chevron Corporation Definitive Proxy, released 04/09/25 (https://www.bamsec.com/filing/119312525076803/1?cik=93410&hl=243395:243408&hl_id=4yi_gy8kzg).
(1)   Assessed Time Period of 07/19/13 – 0 /14/22 (Mr. Lowe's tenure), assumes dividends are reinvested.

CLAIM: PHILLIPS BOARD HAS THE RIGHT SKILLSETS
REALITY: LONG-TENURED INCUMBENTS ARE BEING SHIELDED BY DEFENSIVE REFRESH

Directors with the appropriate skills, unaffiliated with the CEO and who bring a fresh perspective are needed

Class II & III Non-Executive Directors								
 GREGORY HAYES	 CHARLES HOLLEY	 GRACE PUMA	 MARNA WHITTINGTON	 JULIE BUSHMAN	 LISA DAVIS	 DOUG TERRESON	 DENISE SINGLETON	 GLENN TILTON
Refining Experience ✖	✖	✖	✖	✖		✖	✖	
Midstream Experience ✖	✖	✖	✖	✖	✖	✖	✖	
Tenure 3yrs	5yrs	6m	**13yrs**	5yrs	4yrs	4yrs	4yrs	**13yrs**

5
APPENDIX

ABSOLUTE TOTAL SHAREHOLDER RETURNS

	Total Shareholder Return							Since Lashier	
	1-Year	2-Year	3-Year	4-Year	5-Year	7-Year	10-Year	CEO[2]	COO[3]
Phillips 66	**(12)**	**24**	**55**	**89**	**69**	**76**	**136**	**65**	**76**
Core Peers: *Large-cap refining peers*									
Valero Energy	(1)	4	67	143	103	109	268	40	121
Marathon Petroleum	(8)	27	107	244	230	203	313	98	217
Core Peers Avg.	**(5)**	**15**	**87**	**194**	**166**	**156**	**290**	**69**	**169**
MPLX LP	54	84	112	224	300	205	60	133	203
Targa Resources	141	181	254	617	544	497	260	266	601
Enterprise Products Partners	35	45	71	108	92	114	92	66	102
ONEOK	50	57	84	177	85	186	303	106	145
Midstream Peers Avg.	**70**	**92**	**130**	**281**	**255**	**250**	**179**	**143**	**263**
Dow Chemical	(25)	(28)	(26)	(18)	4	--	--	(15)	(27)
LyondellBasell	(16)	(15)	(9)	2	25	5	43	(1)	(7)
Chemicals Peers Avg.	**(20)**	**(22)**	**(17)**	**(8)**	**15**	**5**	**43**	**(8)**	**(17)**
Core Comparison Summary									
Core Peers	**(5)**	**15**	**87**	**194**	**166**	**156**	**290**	**69**	**169**
SOTP Weighted Peers[1]	**15**	**32**	**77**	**169**	**160**	**150**	**214**	**80**	**149**

Source: Bloomberg as of the unaffected date of 2/10/25.
(1)   Segment totals reflect average values.
(2)   Based on the historical SOTP valuation weightings presented in the appendix. Those values are calculated based on historical forward EBITDA estimates and peer-avg EBITDA multiples.
(3)   References the time-period from day before Lashier started as CEO (6/30/22) until the unaffected date of 2/10/25.
(4)   References the time-period from the day before Lashier started as COO (3/31/21) until the unaffected date of 2/10/25.

FURTHER SHAREHOLDER SURVEY RESULTS

Investor confidence in Mark Lashier's ability to lead Phillips 66 has disintegrated

" **"The CEO came from Chevron Phillips Chemical. That is** another thing I think they should look at. **Take Mark Lashier, he's an expert there, and spin off that business."**

" This last Q4 where Phillips came out and their refining margins were so weak, so weak. That is just fundamentally unacceptable. Just unacceptable. And so, on the call you can say,' look, oh, it's just because spreads are so low.' That's absurd. I mean, we're not down to $30 a barrel of crude where gas prices are at $2. You still have a very constructive curve. **So not to repeat myself but the results have been weak, really weak. That is a CEO problem."**

" **Mark controls everything and that is not a good thing and as you can see that does not lead to strong corporate performance.** I've been in those types of board situations. As a board member, when you're getting paid very handsomely to come to four meetings a year, you don't want to piss off the chairman. **If that chairman's also the CEO, then you get some dynamics where he or she's going to make all the calls and shots, and everyone just kind of nods their heads as long as it's not going to blow up the company."**

" **We have had significant issues with Mark Lashier, who's the CEO. He is on the hot seat at this point due to these operational issues. You've got to do better.** I've never, as an investor, accepted the fact that market dynamics are weak and therefore we don't have anything to do. If you don't control your own fate, then what are you doing as a public company? You still have optionality to get your costs down and get those refining margins higher through so many different initiatives. **There is an open question if he is the right man for the moment for me."**

" So, for sure, I think Elliott looks for that governance stuff. A lot of activists look for that kind of dynamic. This guy came from Chevron Phillips Chemical, so you're going to have a problem there. You should have spun that business off many, many years ago. But guess what? That's where he grew up and came from in that deal. **Now he's the CEO of Phillips, but that's his baby. So, he's sitting there saying, 'no, I'm not going to spin that off.' You have a different dynamic there. This guy is not doing what's right for shareholders. He's doing what's right for his buddies on the Chevron Phillips side which is just not that shareholder friendly."**

Investors have no confidence in Mark Lasher's ability to lead Phillips 66

Source: Third-party Shareholder Survey. Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.

FURTHER SHAREHOLDER SURVEY RESULTS

Directly contradicting the false narrative from management, investors are highly supportive of unlocking value through divestment (via spin or sale)

" With Phillips, what can they do now that will help them longer-term? In terms of execution, I want them to have a much more independent board. **I want them to spin off the CP Chem business or sell it to Chevron**. I want them to spin-off the retail business. They are actually selling off the Jet part, which is the retail part, so that's good. **I want them to continue divesting. I don't want them to have a conglomerate discount. They have a conglomerate discount, but for all the wrong reasons. They just have too many unrelated businesses, and I think that's just not good for them longer-term and it is not good for us. Also need to get rid of midstream**."

" **They should think about spinning off midstream to focus on refining.** I was very encouraged by the refining results that were good last quarter. Even midstream results were good. I think the issue was chemicals and marketing and specialties. **With diversified businesses, there is always something doing well and something that's not, which hurts compared to pure plays.**"

" **There is a significant amount they can do in terms of spinning off assets.** But Phillips is not in a great position to be buying things right now; their debt is too high. They have to first focus on rationalizing that portfolio, getting that balance sheet shored up, and then start redeploying that cash. **That should be the focus, divest to raise cash and then use that to shore up the balance sheet and strengthening the other aspects of the business.**"

" Phillips has been significantly underperforming. They have been reviewing strategic changes, with an emphasis on reviewing. They are slower than molasses out of a pipeline. **Selling or spinning off the midstream business is something that they have been asked to do and that would be a no-brainer.**"

" Their strong midstream assets are something you could possibly hold onto, **but if they can get a good sale on them, that is another option. For us it is not an if question it is a how much question.**"

Investors are overwhelmingly supportive of exploring a spin of midstream and/or chemicals to unlock value

Source: Third-party Shareholder Survey. Third-party survey conducted as of March 2025. Percentage based on analysis performed by Elliott's proxy solicitation firm, equivalent to 44.3% of total outstanding shares.

ELLIOTT HAS HEARD ALL THIS BEFORE

In multiple engagements, Elliott has worked with companies to effect meaningful portfolio transformation, even after encountering initial skepticism from directors or management



2013

*"Our energy marketing and retail marketing businesses remain a long-term **strategic part of our portfolio that generate attractive returns…"***
-John Hess, CEO, Hess Corp, 11/2/12

- Sold retail business to Marathon in 2014.
- **Elliott continued to engage with the company in support of further asset sales until 2019**



2016

*"The Board believes that **Arconic has the right strategy** and is executing well on that strategy."*
- Pat Russo, Fmr Chair, Arconic, 4/17/17

- Elliott worked with Chairman & CEO John Plant to drive significant value creation at Howmet as a pure-play aerospace company.
- **An Elliott partner has served on the Board of Howmet since 2017**



2019

*"I would say for the long term, **I'd rather be invested in a company that has that type of a portfolio balance**."*
– Gary Heminger, Fmr CEO/Chair, Marathon Petroleum 5/8/19

- Subsequent CEO sold retail assets sparking multi-year, multi-100% stock run



2023

*"[H]aving that **small cell business, we believe, is a differentiator and unique to our strategy** and think that it should generate significant shareholder value"*
- Dan Schlanger, Fmr CFO, Crown Castle, 6/6/23

- Elliott collaborated with new management driving a strategic review of the company's small cells and fiber business, which was ultimately sold in 2025.[1]
- **An Elliott partner has served on the Board of Crown Castle since January 2024**

Honeywell

2024

*"A separation of the businesses, if it were to be pursued, may not be easy, w/ **mgmt. highlighting shared digital infrastructure, investment grade credit rating and a very efficient tax rate as risk factors that must be considered**."*
- Morgan Stanley, referencing Honeywell management meetings, 11/25/24

- Elliott engaged collaboratively with Honeywell management, which in 2025 announced the company's plans to separate into three businesses.

(1)   A definitive agreement has been entered into and announced but the transaction has not yet closed.

WE HAVE ENCOUNTERED SIMILAR OBJECTIONS BEFORE

We have encountered similar objections to separating conglomerates before. But the separations are known to maximize shareholder value

BEFORE

"I would say for the long term, ***I'd rather be invested in a company that has that type of a portfolio balance.****"*

– Gary Heminger, Former Chairman & CEO of Marathon Petroleum, May 8, 2019

AFTER


Continuous Value Creation
Track Record of Outperformance
183%
253%
323%
S&P 500
Refining Peers
MPC
How We Got Here
Separation from MRO
Public listing of MPLX
$20.7 B in capital returned to MPC shareholders through dividends and repurchases
Combination with Andeavor
Next Phase of Value Creation
1. Separation of Speedway
2. Committee to evaluate Midstream alternatives
3. Continue integration success and earnings momentum
New strategic initiatives to continue history of delivering value to shareholders

BEFORE

"[W]e are excited about the industry-leading ***small cell business in the U.S. that complements our tower business*** *and provides substantial potential upside to our 5G growth strategy."*

-Jay A. Brown, Former President & CEO of Crown Castle, October 22, 2020

AFTER


Successfully Concludes Strategic Review with Agreement to Sell Small Cells and Fiber Solutions for $8.5 Billion
Positions Crown Castle to Maximize Shareholder Value as Only Public Pure-Play U.S. Tower Company
Conclusion of Strategic Review
Signed definitive agreement to sell the Fiber Segment, with EQT Active Core Infrastructure fund ("EQT") agreeing to acquire the small cell business and Zayo Group Holdings Inc. ("Zayo") agreeing to acquire the fiber solutions business.
Crown Castle agrees to $8.5 billion purchase price,(1) with transaction expected to close in the first half of 2026.(2)
Proceeds expected to be used to repay Crown Castle's indebtedness and repurchase shares.
Announced intent to initiate new dividend policy and share repurchase program of approximately $3.0 billion at close.(3)
Anticipated reduction of annual dividend to approximately $4.25 per share starting in Q2 2025.(3)
Targeted dividend payout ratio of 75%-80% AFFO excluding amortization of prepaid rent post-closing.
Key Benefits to Crown Castle Shareholders
Simplifies business to sole public pure-play US tower company focused 100% on the US market, the best market for wireless infrastructure in the world.
Increases capital efficiency and enhances stability and predictability of free cash flow generation.
Affords more flexibility in enhancing total return proposition to shareholders via dividends, share repurchases, and opportunistic investments.
Investment grade balance sheet supports attractive cost of capital and financial flexibility.

CASE STUDY: HOWMET AEROSPACE

Elliott has worked with Chairman & CEO John Plant to drive significant value creation at Howmet as a pure-play aerospace company, largely driven by fundamental outperformance from increased operational focus. An Elliott partner has served on the Board of Howmet since 2017

Improvements Since Separating from Arconic

Operational Benefits:

1. **Cost Structure:** Immediate reduction of bureaucracy

2. **Commercial Negotiations:** Leadership approves every agreement; culture around pricing has completely changed with aligned incentives

3. **Operations:** Easier to leverage common processes as a pure-play given significantly higher level of business commonality

4. **Talent:** Recruitment and retention are more efficient and effective, with strategy, operations, expectations, and aligned compensation

Non-Operational Benefits:

1. **External Perspective**: Crisp narrative with investors, helped by clear benchmarking vs. peers, a more knowledgeable shareholder base and an aligned sell-side community

2. **Capital Allocation**: More disciplined and focused on our single business

3. **Governance**: More aerospace expertise on Board facilitates productive and value-add conversations; Alcoa meetings were broad and shallow

EBITDA Margin Improvement



Higher revenue and margin, despite significantly lower industry aircraft production

TSR Since Separation



EBITDA AND REFINING ESTIMATES

EBITDA Estimates

	2026E EBITDA		Management Mid-Cycle		Shortfall to Mgmt 2025 Mid-Cycle Target	
Estimates by Segment	Consensus	Improved Refining	2025 Target	2027 Target	2025E	2026E
Refining (incl TAR)	$2,374[1]	$3,568	$5,000	$5,000	($4,030)	($2,626)
Renewable Diesel	133	133	650	650	(946)	(517)
Marketing & Specialties (including JET)	1,985	1,985	2,200	2,200	(310)	(215)
Midstream	4,090	4,090	4,000	4,500	(68)	90
Chemicals	1,501	1,501	2,200	2,700	(1,055)	(699)
Corporate	(401)	(401)	–	–	(404)	(401)
Total (incl TAR)	$9,682[2]	$10,876	$14,050[4]	$15,050	($6,812)	($4,368)
(+) Turnaround Expense	448[3]	448	500	500	39	(52)
Total (excl TAR)	$10,130	$11,324	$14,550	$15,550	($6,774)	($4,420)
Turnaround Adjustments						
Refining (incl TAR)	$2,374	$3,568	$5,000	$5,000		
(+) Turnaround Expense	448	448	500	500		
Refining (excl TAR)	$2,822	$4,016	$5,500	$5,500		
Operational Improvements						
PSX Consens. EBITDA / bbl (excl TAR)	$4.82	$4.82				
(+) Improvement	–	$2.04				
EBITDA / bbl (excl TAR)	$4.82	$6.85[5]	$9.04[6]	$9.27[6]		
(x) PSX Consensus Throughput (bbl)	585.8	585.8	608.6	593.6		
Refining EBITDA (excl TAR)	$2,822	$4,016	$5,500	$5,500		
RemainCo[7]						
EBITDA (incl TAR)	$3,791	$4,985	$7,550	$7,550		
EBITDA (excl TAR)	$4,239	$5,433	$8,050	$8,050		

Refining Unit Calculations - Consensus Estimates

$ / bbl unless otherwise stated	2025E	2026E	2027E
PSX Gross Margin	$9.25	$10.70	$10.63
(-) PSX Opex (excl TAR)[8]	($6.77)	($5.88)	($5.99)
PSX Refining EBITDA (excl TAR)[9]	$2.48	$4.82	$4.64
VLO Gross Margin	$10.59	$11.58	$12.09
(-) VLO Opex (excl TAR)	($4.77)	($4.73)	($4.72)
VLO Refining EBITDA	$5.82	$6.85	$7.37
Gross Margin PSX - VLO Delta	($1.34)	($0.88)	($1.45)
Opex PSX - VLO Delta	($2.00)	($1.16)	($1.28)
EBITDA PSX - VLO Delta	($3.34)	($2.04)	($2.73)
PSX Refining Throughput (kbbl/d)	1,667	1,605	1,626
(x) Days in Year	365	365	365
(/) Thousands to Millions Factor	1,000	1,000	1,000
Throughput (MMbbl/ yr)	608.6	585.8	593.6
PSX Refining EBITDA (excl TAR, $mm)	$1,509	$2,822[10]	$2,754
(/) Throughput (MMbbl/yr)	608.6	585.8	593.6
PSX Refining EBITDA (excl TAR, $/bbl)	$2.48	$4.82	$4.64

Source: Bloomberg as of 4/23/25, Wall Steet Estimates, Company filings.

(1) Refining values here reflect values as presented by consensus, which includes the burden of turnaround expenses. Turnaround expenses added back for valuation purposes for peer comparability.
(2) Total consensus value here reflects the sum of consensus estimates by segment, which do not tie to consolidated consensus estimates.
(3) Turnaround expenses are added back for comparability vs. refining peers and apples-to-apples use of valuation multiples.
(4) Per Phillips November 2024 investor presentation, total 2025 mid-cycle target including corporate is $14.0bn.
(5) EBITDA/bbl in Improved Refining case in-line with VLO 2026E consensus estimates as determined by subtracting 2026E VLO consensus estimates for opex/bbl from consensus estimates for gross margin/bbl.
(6) EBITDA/bbl in Management Mid-Cycle cases calculated based on dividing $5.5bn estimate ($5.0bn incl TAR + $500mm TAR) by consensus estimates for throughput for the given year.
(7) RemainCo includes Refining, Renewable Diesel, Marketing & Specialties, and Corporate.
(8) Opex/bbl defined as Refining EBITDA (excl TAR) divided by throughput less consensus gross margin/bbl.
(9) PSX Refining EBITDA/bbl calculated as PSX Refining EBITDA (excl TAR) divided by consensus throughput.
(10) PSX Refining EBITDA (excl TAR) based on consensus estimates. The value presented here for 2026E consensus EBITDA (excl TAR) ties to the value presented on the left side of the page.

TRADING COMPARABLES

		Refining	M&S	Midstream MLP		Midstream: NGL C-Corp		Chemicals	
	PSX	VLO	SUN	EPD	MPLX	OKE	TRGP	DOW	LYB
Share Price	$102.78	$114.50	$59.17	$30.70	$51.17	$84.66	$172.35	$29.00	$57.78
(x) FD Shares	407.4	314.5	177.5[2]	2,165.7	1,022.5	624.6	217.6	705.8	322.8
Market Capitalization	**$41,876**	**$36,006**	**$10,500**	**$66,487**	**$52,322**	**$52,880**	**$37,501**	**$20,467**	**$18,654**
(+) Net Debt	20,133[1]	6,220	7,905	32,060	19,692	31,344	14,133	14,056[4]	10,797[5]
(+) Preferred Equity	–	–	–	50	203	–	–	–	–
(+) Non-Controlling Interests	–[3]	2,825	–	857	–[3]	5,097	–[3]	2,907[4]	126
Total Enterprise Value	**$62,009**	**$45,051**	**$18,405**	**$99,454**	**$72,217**	**$89,321**	**$51,634**	**$37,430**	**$29,577**
Adj EBITDA (Excl TAR)									
2025	$7,776	$5,846	$1,942	$10,375	$7,131	$8,249	$4,811	$4,944	$3,752
2026	$10,130	$7,349	$2,074	$10,783	$7,478	$8,896	$5,304	$5,812	$4,648
Consensus Net Leverage									
2025	2.6x	1.1x	4.1x	3.1x	2.8x	3.8x	2.9x	2.8x	2.9x
2026	2.0x	0.8x	3.8x	3.0x	2.6x	3.5x	2.7x	2.4x	2.3x
Consensus TEV / EBITDA (Excl TAR)									
2025	8.0x	7.7x	9.5x	9.6x	10.1x	10.8x	10.7x	7.6x	7.9x
2026	6.1x	6.1x	8.9x	9.2x	9.7x	10.0x	9.7x	6.4x	6.4x

Source: Bloomberg as of 4/23/25, Wall Steet Estimates, Company filings.
Note: Phillips' consensus estimates built up using segment level estimates rather than a consolidated estimate.
(1) PSX net debt adjusted to reflect the EPIC Y-Grade transaction, which is announced but not yet closed.
(2) SUN fully diluted share count adjusted for estimated IDR value by dividing the diluted shares by the current distribution split to the GP (~23%).
(3) PSX, TRGP and MPLX non-controlling interest adjustments excluded given pro rata EBITDA reporting.
(4) DOW cash balance and NCI adjusted to account for sale of stake in Diamond Infrastructure Solutions JV.
(5) Calculation based on the Bloomberg reported Gross Debt value, which includes operating leases.

VALUATION OVERVIEW

All valuation metrics reflect 2026E consensus segment EBITDA x 6.1x (PSX blended trading multiple) unless sold (zeroed out) or otherwise specified in blue when moving from left to right.

SOTP Valuation

	2026E EBITDA		After-Tax Value to Phillips			Asset Sales + Buyback	
	As-Is Consensus	Improved Refining	Undisturbed Allocated	Spin Midstream	Improved Refining	Spin Mid[7]	Sell Mid[10]
Refining	$2,822	$4,016[3]	$17,273	$17,273	$24,581[6]	$24,581	$24,581
Renewable Diesel	133	133	813	813	813	813	813
M&S (ex JET Germany / Austria)	1,685[1]	1,685	10,317	10,317	10,317	10,317	10,317
JET Germany / Austria	300[2]	300	1,836	1,836	1,836	–[7]	–
Midstream	4,090	4,090	25,038	39,529[5]	39,529	39,529	–[10]
Chemicals	1,501	1,501	9,186	9,186	9,186	–[7]	–
Corporate	(401)	(401)	(2,455)	(2,455)	(2,455)	(2,455)	(2,455)
Total Value	**$10,130**	**$11,324**	**$62,009**	**$76,501**	**$83,808**	**$72,786**	**$33,256**
Implied TEV / EBTIDA			**6.1x**	**7.6x**	**7.4x**	**9.7x/6.1x[8]**	**6.1x**
(-) Debt			(19,422)	(19,422)	(19,422)	(18,349)[9]	(6,288)[10]
(+) Cash			(711)[4]	(711)	(711)	(711)	(711)
Equity Value			**$41,876**	**$56,368**	**$63,675**	**$53,725**	**$26,257**
(/) Diluted Shares Outstanding			407.4	407.4	407.4	293.9	73.2
Share Price	Cur Px:	$102.78	$102.78	$138.35	$156.28	$182.83	$358.56
% Upside			–	34.6%	52.1%	77.9%	248.9%
$ Upside vs Current			–	$35.57	$53.50	$80.05	$255.78
Incremental $/sh Upside			–	$35.57	$17.94	$26.55	$175.74

Source: Bloomberg as of 4/23/25, Wall Steet Estimates, Company filings.
Note: EBITDA estimates exclude the burden of turnaround expenses to align with trading multiples of refining peers.
(1)   Based on consensus estimated M&S EBITDA adjusted for sale of JET Germany and Austria.
(2)   Based on management commentary on Q4 '24 earnings call.
(3)   Reflects achieving refining EBITDA/bbl parity with VLO on 2026E consensus throughput.
(4)   Negative cash balance reflects the PF cash outflow from the EPIC transaction.
(5)   Reflects 2026E consensus Midstream EBITDA valued at a 9.7x multiple, in-line with the average of Midstream peers.
(6)   Refining value reflects Improved Refining 2026E EBITDA valued at a 6.1x multiple in-line with current PSX trading multiple.
(7)   Reflects the net effect of selling CPChem and JET Germany / Austria and using the after-tax net proceeds to buyback stock at a 10% premium to the current trading price. See appendix for breakdown of gross and net sales value. Title of "Spin Mid" refers to the fact that the given column represents a scenario where midstream value is realized via a tax-free spin (as opposed to sold).
(8)   9.7x multiple reflects standalone Midstream, while 6.1x reflects standalone RemainCo.
(9)   Lower debt value reflects transfer of pro-rata CPChem debt as part of sale transaction.
(10) Represents a scenario where Midstream is sold at a synergized peer-avg 9.7x multiple and the after-tax net proceeds are used to paydown Midstream-allocated debt, which is allocated assuming Midstream has leverage at a level in-line with peers. Net cash proceeds from Midstream, CPChem and JET Germany and Austria sales are then used to repurchase shares at a 25% premium to current trading price.

ASSET SALES CALCULATIONS

Midstream Spin

2026E Consensus EBITDA	$4,090
(x) Peer Avg	9.7x[1]
Gross Proceeds	$39,529

Midstream Sale

2026E Consensus EBITDA	$4,090
(x) Assumed Synergies as % of Tgt EBITDA	20.0%[2]
Synergies	$818
2026E Consensus	$4,090
(+) Synergies	818
Synergized 2026E EBITDA	$4,908
(x) Peer Avg	9.7x[1]
Gross Proceeds	$47,435
(-) Estimated TEV Tax Basis	(23,445)[3]
Gain on Sale	$23,990
(x) Tax Rate	22.0%[4]
Tax Leakage	($5,278)
Gross Proceeds	$47,435
(-) Tax Leakage	(5,278)
Net Proceeds	$42,157
Net Proceeds	$42,157
(-) Allocated Debt	(12,061)
Net Proceeds to Equity	$30,096

CPChem Sale

Transaction Value on 2/10/25	$15,000
Avg TEV Decline DOW & LYB	(13.4%)[5]
Market Adjusted CP Chem Txn Price	$12,986
Gross Transaction Value	$12,986
(-) Pro-Rata Debt	(1,073)
Gross Equity Proceeds	$11,913
(-) Equity Tax Basis	($4,494)[3]
Gain on Sale	$7,419
(x) Tax Rate	22.0%[4]
Tax Leakage	($1,632)
Gross Equity Proceeds	$11,913
(-) Tax Leakage	(1,632)
Net Proceeds	$10,281
Gross Transaction Value	$12,986
(-) Tax Leakage	(1,632)
Net Transaction Value	$11,354

JET Austria / Germany Retail

EBITDA	$300[6]
(x) Multiple	10.0x[7]
Gross Transaction Value	$3,000
(-) Tax Basis	($1,000)[8]
Gain on Sale	$2,000
(x) Tax Rate	22.0%[4]
Tax Leakage	($440)
Gross Proceeds	$3,000
(-) Tax Leakage	(440)
Net Proceeds	$2,560

Source: Bloomberg as of 4/23/25, Wall Steet Estimates, Company filings.
Note: EBITDA estimates exclude the burden of turnaround expenses.
(1) Midstream peers reflect EPD, MPLX, OKE, and TRGP.
(2) Synergies assumed to be 20% of target EBITDA in-line with average realized synergies of precedent corporate midstream deals analyzed.
(3) Tax basis estimated based on third-party analysis.
(4) Tax rate rounded up based on PSX 3yr average effective tax rate of 21.7%.
(5) CPChem transaction price adjusted based on the average change in TEV of DOW and LYB between the publication of the Streamline66 presentation and 4/23/25.
(6) EBITDA per management commentary on Q4 2024 earnings call.
(7) 10.0x valuation multiple per Wolfe Research, "PSX 4Q24 Earnings Recap" published 1/31/25.
(8) Assumes tax basis of $1bn.

BUYBACK & PRO-FORMA NET DEBT

Net Cash Proceeds Generated by Selling Assets

	2026E EBITDA	Gross Proceeds	Net Proceeds	Leverage	Debt	Excess Cash to Balance Sheet	Excess Cash % of Curr PSX Market Cap
Sell CPChem	$1,501	$12,986	$11,354		($1,073)[1]	$10,281	25%
Sell JET Germany / Austria	$300	$3,000	$2,560		–	$2,560	6%
Sell Non-Core Assets	$1,801	$15,986	$13,914		($1,073)	$12,841	31%
Midstream	$4,090	$47,435	$42,157	2.9x[2]	($12,061)[2]	$30,096	72%
Sell Midstream and Non-Core	$5,891	$63,421	$56,071		($13,133)	$42,938	103%
Memo: RemainCo (Improved Refining)	$5,433			1.3x	$6,999		

Pro-Forma Share Count After Asset Sales

	Current Share Px	Avg Buyback Premium	Avg Buyback Share Px	Excess Cash from Sales[3]	Shares Repurchased	Pro-Forma Shares
Sell Non-Core Assets	$102.78	10.0%	$113.06	$12,841	113.6	293.9[4]
Sell Midstream and Non-Core	$102.78	25.0%	$128.48	$42,938	334.2	73.2[5]

Pro-Rata Debt

	Total	% Own	Pro-Rata
PSX / PSXP Debt	$15,366	100.0%	$15,366
DCP Debt	$3,437	86.8%	$2,983
PSX Reported Debt	$18,803	97.6%	$18,349
CPChem Debt	$2,145	50.0%	$1,073[1]
Total	$20,948	92.7%	$19,422

Cash

Cash and Marketable Securities - Latest Reported	$1,489
(-) Cash Consideration for EPIC Acquisition	(2,200)
PF Net Cash	($711)

Source: Bloomberg as of 4/23/25, Wall Steet Estimates, Company filings.
(1) Based on pro-rata CPChem debt outstanding.
(2) Leverage and allocated debt based on average leverage of midstream peers.
(3) Values tie to values from the Excess Cash to Balance Sheet column in the table above.
(4) Pro-forma share count presented here drives share price upside calculation for the "Spin Mid" scenario as outlined on the Valuation Overview slide in the appendix.
(5) Pro-forma shares value presented here drives share price upside calculation for the "Sell Mid" scenario as outlined on the Valuation Overview slide in the appendix.

SOTP CALCULATIONS

SOTP Valuation

	As-Is	Improved	Multiple	Multiple Rationale
		SOTP		
Refining	$17,299	$24,618	6.1x	VLO
Renewable Diesel	814	814	6.1x	VLO
M&S (ex JET Germany / Austria)	10,333	10,333	6.1x	VLO[1]
JET Germany / Austria	3,000	3,000	10.0x	Mgmt commentary
Midstream	39,529	39,529	9.7x	EPD, MPLX, OKE, TRGP
Chemicals	12,986	12,986[2]		
Corporate	(2,455)	(2,455)	6.1x	Current PSX Trading
Total Value	**$81,507**	**$88,825**		
Implied TEV / EBTIDA	**8.0x**	**7.8x**		
(-) Debt	(19,422)	(19,422)		
(+) Cash	(711)	(711)		
Equity Value	**$61,374**	**$68,693**		
(/) Diluted Shares Outstanding	407.4	407.4		
Share Price	**$150.63**	**$168.60**		
% Upside	**46.6%**	**64.0%**		
$ Upside vs Current	**$47.85**	**$65.82**		
Incremental $/sh Upside		**$17.96**		

SOTP Weighted Avg Multiple

	PSX 2026E EBITDA	TEV/EBITDA Multiple	Rationale
Refining	28%	6.1x	VLO
M&S	19%	8.9x	SUN
Midstream	39%	9.7x	EPD, MPLX, OKE, TRGP
Chemicals	14%	6.4x	DOW, LYB
SOTP Weighted Average	100%	8.1x[1]	

Implied Value of Refining based on SOTP

	2026E EBITDA	SOTP Valuation	EBITDA Multiple
Current TEV	$10,130	$62,009	6.1x
(-) M&S (ex JET Germany / Austria)	(1,685)	(10,333)	6.1x
(-) M&S - JET Germany / Austria Retail	(300)	(3,000)	10.0x
(-) Midstream	(4,090)	(39,529)	9.7x
(-) Chemicals	(1,501)	(12,986)	
(+) Corporate	401	2,455	6.1x
Implied Refining + RD	$2,955	($1,384)	(0.5x)

SOTP Unlock

	$mm
SOTP Value As-Is	$81,507
(-) Current TEV	(62,009)
SOTP As-Is Upside	$19,498
(+) Improved Refining Uplift	7,319
SOTP Improved Refining Upside	$26,816

Implied Value of Midstream based on SOTP

	Consensus Refining Estimates			Improved Refining Estimates		
	2026E EBITDA	SOTP Valuation	EBITDA Multiple	2026E EBITDA	SOTP Valuation	EBITDA Multiple
Current TEV	$10,130	$62,009	6.1x	$11,324	$62,009	5.5x
(-) M&S (ex JET Germany / Austria)	(1,685)	(10,333)	6.1x	(1,685)	(10,333)	6.1x
(-) M&S - JET Germany / Austria Retail	(300)	(3,000)	10.0x	(300)	(3,000)	10.0x
(-) Refining + RD	(2,955)	(18,114)	6.1x	(4,148)	(25,432)	6.1x
(-) Chemicals	(1,501)	(12,986)	8.7x	(1,501)	(12,986)	
(+) Corporate	401	2,455	6.1x	401	2,455	6.1x
Implied Midstream	$4,090	$20,032	4.9x	$4,090	$12,713	3.1x

Source: Bloomberg as of 4/23/25, Wall Steet Estimates, Company filings.

(1) Sum-of-the-Parts multiple presented here represents the weighted average of the PSX comp set weighted by 2026E segment consensus EBITDA estimates. This 8.1x SOTP multiple differs from the 8.0x implied multiple from the SOTP valuation, which further considers the valuation implications of a JET Germany / Austria sale, selling CPChem at a value that reflects its asset quality and growth profile, and corporate overhead.

(2) See Asset Sales Calculations in the appendix for further detail on CPChem valuation assumptions.

TSR CALCULATIONS

Sum-of-the-Parts Valuation Driven Weightings for TSR Calculations							
	1-Year	2-Year	3-Year	4-Year	5-Year	7-Year	10-Year
Valuation Date	2/10/24	2/10/23	2/10/22	2/10/21	2/10/20	2/10/18	2/10/15
<u>Segment</u>							
Refining + RD + M&S [1]	49%	44%	49%	57%	46%	49%	49%
Midstream	38%	40%	38%	29%	42%	37%	37%
Chemicals	13%	16%	14%	13%	12%	14%	14%

(1) Segment weightings determined based on a SOTP valuation analysis as of the given historical valuation date. Valuation for each segment as of the given valuation date calculated as the 1y fwd Consensus EBITDA multiplied by the average multiple of the comps for the given segment. Refining comps reflect VLO and MPC; Midstream comps reflect EPD, MPLX, OKE and TRGP; and Chemicals comps reflect DOW and LYB.

OPERATING EXPENSE CALCULATIONS

Impact of Natural Gas Prices on PSX Opex/bbl Declines

		Source
Change in PSX EBITDA from +$1.00/MMBtu in Nat Gas	($150)	PSX 2021 Q3 earnings call
Sensitivty from Nat Gas Prices Directly	($100)	PSX 2021 Q3 earnings call
Sensitivity from Electricity and Steam Purchases	($50)	PSX 2021 Q3 earnings call
Sensitivity from Natural Gas Directly	($100)	
(x) Proportion of Direct Nat Gas Impact in Opex	75%	PSX 2021 Q3 earnings call
Direct Nat Gas Sensitivity in Opex	($75)	
(+) Sensitivity from Electricity and Steam Purchases	($50)	Assumed all in opex
Opex Sensitivity from +$1.00/MMBtu in Nat Gas	($125)	
% of Nat Gas Pricing Exposure in Opex	83%	
Henry Hub Price in 2022 ($/MMBtu)	$6.45	EIA
Henry Hub Price in 2024 ($/MMBtu)	($2.19)	EIA
Change in Henry Hub Price ($MMBtu)	$4.26	
(x) PSX EBITDA Sensitivity from +$1.00/MMBtu in Nat Gas	($150)	
Expected Impact on PSX EBITDA from Nat Gas Move ($mm)	($639)	
% of Nat Gas Pricing Exposure in Opex	83%	Calculated above
Expected Impact on PSX Opex ($mm)	($533)	
(/) PSX 2022 Throughput	695.2	PSX supplemental
Opex/bbl Decline from Nat Gas	($0.77)	
PSX 2022 Opex/bbl	($7.52)	
PSX 2024 Opex/bbl	($6.33)	
Decline in Opex/Bbl	($1.19)	
% of '22 - '24 Opex Decline due to Decline in Nat Gas Prices	**65%**	

RETURN ON CAPITAL PAGE 1 OF 2

PSX

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$1,834	$6,291	$15,090	$12,674	$7,254	
(-) D&A	(2,211)	(2,417)	(2,417)	(2,761)	(3,143)	
(x) Effective Tax Rate	25.2%	8.4%	22.2%	23.6%	18.7%	
NOPAT	($282)	$3,549	$9,861	$7,578	$3,343	
Net PP&E	$24,927	$23,485	$36,158	$36,828	$36,564	
(+) NWC	2,600	581	711	2,606	3,337	
Invested Capital	$27,527	$24,066	$36,869	$39,434	$39,901	
Return on Capital	**(1.0%)**	**14.7%**	**26.7%**	**19.2%**	**8.4%**	**13.6%**

VLO

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$883	$4,256	$17,857	$14,466	$6,616	
(-) D&A	(2,351)	(2,405)	(2,473)	(2,701)	(2,774)	
(x) Effective Tax Rate	44.9%	16.5%	22.4%	22.3%	18.7%	
NOPAT	($808)	$1,545	$11,939	$9,147	$3,123	
Net PP&E	$31,593	$32,131	$32,092	$31,345	$30,412	
(+) NWC	4,256	1,771	3,230	5,761	4,706	
Invested Capital	$35,849	$33,902	$35,322	$37,106	$35,118	
Return on Capital	**(2.3%)**	**4.6%**	**33.8%**	**24.7%**	**8.9%**	**13.9%**

MPC

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$3,122	$8,928	$25,034	$19,812	$12,097	
(-) D&A	(3,375)	(3,364)	(3,215)	(3,307)	(3,337)	
(x) Effective Tax Rate	17.9%	9.4%	21.9%	20.1%	14.9%	
NOPAT	($208)	$5,043	$17,032	$13,181	$7,451	
Net PP&E	$40,556	$38,812	$36,871	$36,345	$36,328	
(+) NWC	15,560	2,768	4,886	4,165	3,876	
Invested Capital	$56,116	$41,580	$41,757	$40,510	$40,204	
Return on Capital	**(0.4%)**	**12.1%**	**40.8%**	**32.5%**	**18.5%**	**20.7%**

Source: Company filings.

RETURN ON CAPITAL PAGE 2 OF 2

EPD

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$8,056	$8,381	$9,309	$9,318	$9,899	
(-) D&A	(2,010)	(2,055)	(2,156)	(2,267)	(2,398)	
(x) Effective Tax Rate	(3.3%)	1.5%	1.4%	0.8%	1.1%	
NOPAT	$6,246	$6,234	$7,050	$6,997	$7,420	
Net PP&E	$41,913	$42,088	$44,401	$45,804	$49,501	
(+) NWC	1,296	225	(25)	268	629	
Invested Capital	$43,208	$42,313	$44,376	$46,072	$50,130	
Return on Capital	**14.5%**	**14.7%**	**15.9%**	**15.2%**	**14.8%**	**15.0%**

MPLX

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$5,248	$5,599	$5,813	$6,311	$6,808	
(-) D&A	(1,377)	(1,287)	(1,230)	(1,213)	(1,283)	
(x) Effective Tax Rate	(0.3%)	0.0%	0.2%	0.3%	0.2%	
NOPAT	$3,882	$4,311	$4,574	$5,084	$5,512	
Net PP&E	$21,758	$20,539	$19,359	$19,755	$19,653	
(+) NWC	242	155	301	317	262	
Invested Capital	$22,000	$20,694	$19,660	$20,072	$19,915	
Return on Capital	**17.6%**	**20.8%**	**23.3%**	**25.3%**	**27.7%**	**22.9%**

OKE

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$2,724	$3,380	$3,620	$5,243	$6,784	
(-) D&A	(579)	(622)	(626)	(769)	(1,134)	
(x) Effective Tax Rate	23.6%	24.4%	23.5%	24.0%	24.3%	
NOPAT	$1,638	$2,085	$2,291	$3,402	$4,278	
Net PP&E	$19,255	$19,409	$19,952	$32,801	$46,155	
(+) NWC	24	101	203	(175)	(93)	
Invested Capital	$19,279	$19,511	$20,155	$32,626	$46,062	
Return on Capital	**8.5%**	**10.7%**	**11.4%**	**10.4%**	**9.3%**	**10.1%**

TRGP

	2020A	2021A	2022A	2023A	2024A	5Y Avg
Adj. EBITDA	$1,637	$2,052	$2,901	$3,530	$4,142	
(-) D&A	(865)	(871)	(1,096)	(1,330)	(1,423)	
(x) Effective Tax Rate	15.8%	3.4%	7.9%	18.7%	19.8%	
NOPAT	$650	$1,141	$1,662	$1,789	$2,180	
Net PP&E	$12,226	$11,719	$14,272	$15,871	$18,166	
(+) NWC	(181)	(513)	(80)	(66)	(621)	
Invested Capital	$12,045	$11,206	$14,192	$15,805	$17,546	
Return on Capital	**5.4%**	**10.2%**	**11.7%**	**11.3%**	**12.4%**	**10.2%**

Source: Company filings.

OTHER ENDNOTES & DEFINITIONS

General Note:

–Labelling figures provided below correspond with the Phillips 66 Earnings Release Supplemental Data report.

Phillips 66 Refining EBITDA (excluding Turnarounds):

–Refining Adjusted EBITDA + Turnaround Expense, included in Operating and SG&A Expenses + Proportional Share of Certain Equity Affiliate Turnaround Expense, included in Equity Affiliate Operating and SG&A Expenses

–Note: "Proportional Share of Certain…" is based on actuals starting in FY 2022 and estimated before FY 2022 given lack of disclosure.

Phillips 66 Refining EBITDA (excluding Turnarounds) per Barrel:

–Phillips 66 Refining EBITDA (excluding Turnarounds) divided by Adjusted Total Processed Inputs (MB)

Phillips 66 Refining Operating Expense (excluding Turnarounds) per Barrel:

–Worldwide Refining Margins ($/bbl) – Phillips 66 Refining EBITDA (excluding Turnarounds) per Barrel

SOCIAL MEDIA POSTS



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Phillips 66 (NYSE: PSX) shareholders are fed up with the company's leadership and strategy, an Elliott-commissioned survey shows. Vote the GOLD card FOR Elliott's qualified Board nominees and proposal calling for annual elections for all Board seats. #Streamline66

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The biggest issue for Phillips... is that they are not at all focused on creating shareholder value. They are focused on status quo.
– Phillips 66 Shareholder, in Elliott-commissioned third-party survey of institutional investors
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Phillips 66 Investors Fed Up with Leadership, Survey Says | Elliott

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Phillips 66 (NYSE: PSX) needs bold solutions to reverse a decade of underperformance, including simplifying an inefficient structure and restoring management credibility. Vote the GOLD card FOR Elliott's nominees and proposal calling for annual elections for Board seats.





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PHILLIPS 66 NEEDS LONG-TERM SOLUTIONS

500
400
300
200
100
MPC
VLO
PSX
9/19
9/20
9/21
9/22
9/23
9/24

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Source: Bloomberg as of February 7, 2025.

At Phillips 66, Enduring Problems Need Long-Term Solutions | Elliott

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A decade of disappointment is more than enough for Phillips 66 (NYSE: PSX) shareholders. Vote the GOLD card FOR Elliott's highly qualified Board nominees and proposal calling for annual elections for all Board seats. #Streamline66



PHILLIPS 66'S DECADE OF DISAPPOINTMENT
Phillips 66 Cumulative Total Return vs. Valero and Marathon Petroleum
1-YEAR
5-YEAR
10-YEAR
-9%
-97%
-163%
Source: Bloomberg as of February 7, 2025.
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A Decade of Disappointment for Phillips 66 Shareholders | Elliott

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CEO and Chairman Mark Lashier's consolidation of power has harmed Phillips 66 (NYSE: PSX). Combining these two roles can weaken corporate oversight and goes against governance best practices. PSX shareholders deserve better. #Streamline66

WHAT'S BEHIND PHILLIPS 66'S UNDERPERFORMANCE?

⚠ Weak Leadership

⚠ Operational Problems

⚠ Inefficient Conglomerate Structure



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Streamline 66  @streamline66 · 3m

Sigmund Cornelius, Elliott nominee for Phillips 66's (NYSE: PSX) Board and former CFO of ConocoPhillips, discusses the Board's role in restoring proper oversight of management and enforcing shareholder accountability. Listen to the full podcast interview:



...I would be concerned with the lack of credibility this management team has in the marketplace. I think that's unacceptable.

Sigmund Cornelius, Elliott nominee for Phillips 66's Board and former CFO, ConocoPhillips

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FREQUENTLY ASKED QUESTIONS

QUESTIONS & ANSWERS ABOUT ELLIOTT'S INVESTMENT IN PHILLIPS 66

What is wrong at Phillips 66?

Phillips 66 boasts a collection of high-quality energy assets – but is falling well short of its potential. The Company has consistently underperformed its peers, due in large part to its inefficient conglomerate structure, which has contributed to management distraction and led to poor operating performance. Worse, missed financial targets and unfulfilled promises by Phillip 66's current leadership have caused a crisis of confidence in the investment community – severely holding back what should be a higher-performing investment.

Over the past decade, Phillips 66 shares have managed to underperform Valero Energy and Marathon Petroleum, its closest peers, by -138% and -188%,[1] respectively. That is no accident: Unlike at Phillips 66, shareholder-focused boards and management teams at those companies have recognized the need for improvement, welcomed investor advice and responded with decisive changes.

We believe that Phillips 66 is in urgent need of a new direction and that its shareholders deserve better.

What is Elliott's proposed solution to Phillips 66's continued underperformance?

Elliott's Streamline 66 plan would unlock value currently trapped by Phillips 66's conglomerate structure and refocus management on improving refining-segment operating performance – boosting returns for all shareholders. Our plan calls for the Company to do the following:

1. Simplify its portfolio by separating its midstream business. The Company should evaluate a sale or spinoff of the midstream segment and a sale of other non-core assets, such as its retail operations in Europe and its interest in CPChem, a joint venture with Chevron.
2. Conduct a thorough review of the Company's refining operations, with an eye toward greater cost discipline and higher profitability per barrel.
3. Enhance oversight and accountability, starting with a stronger Board of Directors that can finally provide proper oversight of management while improving the Company's deficient corporate governance.

We are confident that these steps could significantly boost Phillips 66 stock. The full details of our Streamline 66 plan are here.

What is Elliott's history with Phillips 66?

Elliott Investment Management, L.P. manages funds that together are among Phillips 66's top-five shareholders. We are long-term investors in the Company and we remain committed shareholders based on our conviction in the significant opportunity for value creation represented by the quality of Phillips 66's assets.

We've done our homework on Phillips 66, having conducted extensive due diligence on the Company's strategy, financial performance, asset portfolio, operations and market position. We spoke with former employees, industry executives, suppliers, customers and competitors. We retained a leading operational consulting firm, an energy market consultant, a top accounting firm, a global investment bank and legal advisors to examine all angles. All of our work and due diligence shows that the Streamline 66 plan could substantially boost Phillips 66 stock.

Does Elliott have relevant experience in the energy industry applicable to Phillips 66?

Yes. Elliott has years of experience in the global energy sector, as investors in and partners to numerous major public and private companies across the globe. Our public investments have included Marathon Petroleum, Suncor Energy, Hess, and NRG Energy.

At Marathon, our successful engagement led to leadership and governance enhancements, substantial portfolio simplification and significantly improved operations. The result was sustainable operational improvement and strong stock outperformance. Since our engagement, Marathon's total shareholder

return has exceeded its peers Valero Energy by 120% and Phillips 66 by 178%.[1]

When we engaged with Marathon in 2019, the company had challenges comparable to those now facing Phillips 66. It took decisive action by leadership to set Marathon back on track and deliver a stock price that greatly outperformed peers.

Today, the same kind of turnaround and superlative stock returns are entirely within reach of Phillips 66. Our highly experienced and qualified nominees for Phillips 66's Board bring a wealth of experience in refining and midstream operations, complex strategic transactions, strong corporate governance and other areas critical to the Company's future. We have seen this story before and believe there is an enormous opportunity for positive change at Phillips 66 today. Learn more about our Streamline 66 plan here.

Why is Elliott seeking to replace members of Phillips 66's Board of Directors?

Putting the Streamline 66 plan into action requires a Board with relevant expertise and the credibility to keep management on course. After years of missed targets, leadership has lost the trust of Phillips 66's investors, contributing to the stock's perpetual underperformance. We believe that the Board is sorely in need of new independent directors who can provide the essential level of oversight needed to keep management accountable and to execute on the Streamline 66 plan.

Investors have been patient. Eighteen months ago, we were willing to give the Company and its leaders a fair chance to restore Phillips 66 to best-in-class performance. Then, after initially agreeing to work with us to add two new directors to its Board, Phillips 66 reneged on that commitment. Instead, Phillips 66 added only one new director after passing over a number of other highly qualified candidates whom we submitted for consideration.

Phillips 66 is the third-largest independent refiner in the U.S., and its Board should have a wealth of experience in refining. Instead, the current Board is made up of individuals with backgrounds in aerospace, airlines, food and beverage companies, commercial retail, and investment research. By contrast, our candidates would add urgently needed relevant experience and valuable new perspectives.

In February of this year, we publicly presented our Streamline 66 plan and our rationale for why change is needed at the Company. Phillips 66's response has been to misrepresent our critiques and overstate its own performance – without demonstrating any interest in genuine engagement with us. At this point, it has become clear that sweeping changes are needed to the Company's structure, its operations and its Board. This is why we have nominated a slate of four outstanding director nominees with the right experience and independent perspectives for election at the 2025 Annual Meeting in May.

Who is Elliott proposing for Phillips 66's Board of Directors?

We undertook an exhaustive search process, researching and interviewing dozens of potential candidates, to identify nominees who will bring experience, independence, relevant insight, judgment and objectivity to a boardroom that has clearly been lacking all the above. We ultimately selected our four highly qualified director nominees:

- Sigmund Cornelius, who served as CFO at the predecessor company of Phillips 66, ConocoPhillips, where he oversaw a substantial divestiture and simplification program that led to a material increase in shareholder value. He later served as president of Freeport LNG Development, as well as a director at Andeavor and Western Refining.

- Michael Heim, who has a long record of leadership in the industry as a founder of Targa Resources, one of the most successful Permian-focused midstream operators, and as a member of multiple boards and a respected consultant.

- Brian Coffman, a seasoned operator who spent much of his career running Phillips 66's current refining assets while they were part of ConocoPhillips. After three decades at ConocoPhillips, he became the executive in charge of refining for Andeavor, leading the operations of ten refineries throughout the United States, as well as the President and CEO of Motiva, one of North America's largest refiners.

- Stacy Nieuwoudt, who would bring an investor's eye to Phillips 66's challenges, having spent her career as a senior energy and industrials analyst at Citadel. She has also served on the boards of multiple publicly traded energy companies.

What does it mean that Phillips has a "classified" or "staggered" board of directors, and why does it matter?

The Phillips 66 Board is divided into three "classes," with only one of the three classes of directors up for election at each annual meeting, and with directors elected to serve staggered three-year terms. This means only one-third of the Board is voted on by shareholders at each annual meeting, with the rest of the board shielded from a shareholder vote.

Staggered boards are not in the interest of shareholders because they limit accountability and can enable entrenchment. A board that upholds accountability should itself be accountable. An annually elected Board would make all directors accountable to shareholders each year, consistent with nearly 90% of the companies in the S&P 500.

This staggered Board shields long-serving directors from accountability to shareholders and means Phillips 66 is only holding elections for four Board seats this year. This structure allowed the Company to engineer a slate that includes three seats currently occupied by directors who have been on the Board for less than a year, another sign of leadership entrenchment at Phillips 66.

How is Elliott proposing to improve Phillips 66's corporate governance?

Elliott is proposing a key improvement to Phillips 66's corporate governance: annual elections for all Board seats, rather than the current arrangement of a staggered Board with only a portion of seats up for election each year.

Proposals to address this governance defect have been presented at past Phillips 66 Annual Meetings and have consistently received near-unanimous support among those shareholders who have voted. However, these measures have never passed, because amendments to the Company's charter must be supported by 80% of all outstanding shares – not just voted shares – and this threshold is all but impossible to meet.

To overcome this obstacle, we have proposed a straightforward way for the Board to promote the annual election of all directors: a non-binding proposal asking the Board to adopt a policy calling for each director to voluntarily commit to a one-year term and stand for election at each Annual Meeting. The annual election of directors reflects standard best practice in corporate governance, and it is what the vast majority of Phillips 66 shareholders want – as evidenced by the 99% of voting shareholders who supported de-staggering the last time it was proposed.

Incredibly, Phillips 66's leaders have come out against this proposal, arguing that a board policy promoting the annual election of directors could be found by a court to conflict with the Company's governing documents. This argument is entirely unconvincing, however, because the proposal is non-binding, and the Board policy does not purport to supersede or modify the Company's governing documents. The policy would not be legally binding on directors and their compliance with the policy would be voluntary – requiring only that all Phillips 66 directors have the courage to be accountable to shareholders on an annual basis, as is the case at nearly 90% of the companies in the S&P 500. The Company conspicuously fails to cite any legal authority for its assertions.

Instead, the Company is asking shareholders to try the same approach to de-staggering that has repeatedly failed before – fully aware that its supermajority voting requirement makes failing again a near certainty. Shareholders should be asking whether a board truly interested in good governance would be satisfied with this status quo, allowing an archaic governance regime to constrain shareholder choice and shield a majority of its directors, who have presided over years of underperformance, from an annual shareholder vote.

Don't just take our word for it. In an essay published on April 3, Mark DesJardine, an associate professor at Dartmouth's Tuck School of Business, noted that, while Phillips 66 repeatedly putting forward the proposal to de-stagger its Board suggests that the Company agrees with the need for governance improvement, its opposition to our annual election proposal makes this effort less than sincere.

"This pattern suggests that Phillips 66's board is using these repeated proposals as a shield against activism while failing to deliver tangible governance reform that shareholders clearly seem to support," Prof. DesJardine wrote. "If the desire to declassify is genuine, one would think the board would accept the remedy that Elliott has proposed."

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[i] Source: Bloomberg as of 2/7/25.
[ii] Source: Bloomberg as of 2/7/25.

All information is provided as of Elliott's definitive proxy statement filed 4/3/25. Find more information here

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Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed

by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

